Alana L. Griffin	P.O. Box 120
Deputy General Counsel	Columbus, GA 31902-0120
706.644.2485
706.644.1957 Fax
alanagriffin@synovus.com

June 15, 2010

VIA EDGAR

Mr. Michael R. Clampitt

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

Re:	Synovus Financial Corp.
Form 10-K for the year ended December 31, 2009, filed March 12, 2010
Amendment Number One to Form 10-K for the year ended December 31, 2009, filed April 26, 2010
Schedule 14A, filed March 12, 2009
Amendment to Schedule 14A, filed March 12, 2009
Amendment to Schedule 14A, filed April 1, 2009
File No. 001-10312

Dear Mr. Clampitt:

Synovus Financial Corp., a Georgia corporation (the “Company” or in the first person notation “we”, “us”, and “our”), is hereby responding to the comment letter of the Securities and Exchange Commission (the “SEC”) dated May 17, 2010. In this letter, we refer to the staff of the SEC as the “Staff.” Paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff’s letter.

The proposed revised disclosures set forth in this letter are based on facts and circumstances as of the date of this letter and, accordingly, the Company notes that additional revisions may be required in future filings depending on the Company’s strategy, operations and financial performance at the time of such filing to ensure that the disclosures set forth in such future filings comply with applicable laws, including federal securities laws.

Michael R. Clampitt

June 15, 2010

Form 10-K for the Fiscal Year ended December 31, 2009

Business, page 5

“Actions by Federal and State Regulators”

1.	We note that you make several references to memoranda of understanding and supervisory actions taken against you and “many” or “several” of your subsidiaries by both federal and state banking regulators. Please provide to us and undertake to include in future filings, a separate subsection entitled “Actions by Federal and State Regulators,” disclosing the material terms of each such regulatory action and agreement.

Response:

On June 1, 2010, we consolidated 28 of our 30 subsidiary banks into a single Georgia state-chartered bank named Synovus Bank (“Surviving Bank”). We expect to consolidate our two separately chartered Tennessee subsidiary banks into the Surviving Bank by June 30, 2010 (such actions, together with the mergers effected on June 1, 2010, are referred to herein as the “Charter Consolidation”). In connection with the Charter Consolidation, we have worked with the Federal Deposit Insurance Corporation and the Georgia Department of Banking and Finance to consolidate all memoranda of understanding and other supervisory actions applicable to our subsidiary banks prior to the Charter Consolidation into a single memorandum of understanding for the Surviving Bank. The consolidated memorandum of understanding for the Surviving Bank became effective on June 1, 2010.

In response to the Staff’s comment, we will add the proposed disclosure below, which includes a discussion of the material terms of the memorandum of understanding applicable to the Company as well as the consolidated memorandum of understanding for the Surviving Bank, in a separately captioned section under “Item 1. Business – Actions by Federal and State Regulators” in our future filings.

“Actions by Federal and State Regulators

Like all bank and financial holding companies, we are regulated extensively under federal and state law. Under federal and state laws and regulations pertaining to the safety and soundness of insured depository institutions, state banking regulators, the Federal Reserve, the Office of the Comptroller of the Currency and separately the FDIC as the insurer of bank deposits, have the authority to compel or restrict certain actions on our part if they determine that we have insufficient capital or are otherwise operating in a manner that may be deemed to be inconsistent with safe and sound banking practices. Under this authority, our

Michael R. Clampitt

June 15, 2010

bank regulators can require us to enter into informal or formal supervisory agreements, including board resolutions, memoranda of understanding, written agreements and consent or cease and desist orders, pursuant to which we would be required to take identified corrective actions to address cited concerns and to refrain from taking certain actions.

As a result of losses that we have incurred to date and our high level of non-performing assets, Synovus Financial Corp. entered into a memorandum of understanding with the Federal Reserve Bank of Atlanta and the Banking Commissioner of the State of Georgia, or the “Georgia Commissioner,” pursuant to which we agreed to implement plans that are intended to, among other things, minimize credit losses and reduce the amount of our non-performing assets; limit and manage our concentrations in commercial loans; improve our credit risk management and related policies and procedures; address liquidity management and current and future capital requirements; strengthen enterprise risk management practices; and provide for succession planning for key corporate and regional management positions and our board of directors. The memorandum of understanding also requires that we inform and consult with the Federal Reserve Board prior to declaring and paying any future dividends, and obtain the prior approval of the Federal Reserve Bank of Atlanta and the Georgia Commissioner prior to increasing the cash dividend on our common stock above $0.01 per share. In addition, Synovus Bank is presently subject to a memorandum of understanding with the Georgia Commissioner and the FDIC that is substantially similar in substance and scope to the holding company memorandum of understanding described above. The bank memorandum of understanding also provides that, as a result of our charter consolidation, we will take all necessary steps to avoid customer confusion as a result of our proposed use of trade names at our various bank branches and to update our long-term strategic plan to reflect the charter consolidation and the various actions we have otherwise agreed to implement under the memorandum of understanding. Synovus Bank is presently also subject to a memorandum of understanding with the Georgia Commissioner and the FDIC relating to its subsidiary, Synovus Mortgage Corp. (“SMC”). In the SMC memorandum of understanding, Synovus Bank has agreed to implement plans that are intended to, among other things, strengthen its oversight of SMC and SMC’s compliance program relating to compliance and fair lending laws, rules and regulations.

If we are unable to comply with the terms of our current supervisory agreements, or if we are unable to comply with the terms of any future regulatory actions, supervisory agreements, or orders to which we may become subject, then we could become subject to additional, heightened supervisory actions and orders, possibly including consent orders, prompt corrective action restrictions and/or other regulatory actions, including prohibitions on the payment of dividends on our common stock and Series A Preferred Stock. If our regulators were to take such additional supervisory actions, then we could, among other things, become subject to significant restrictions on our ability to develop any new business, as well as restrictions on our existing business, and we could be required to raise additional capital, dispose of certain assets and liabilities within a prescribed period of time, or both. The terms of any such supervisory action could have a material negative effect on our business, operating flexibility, financial condition and the value of our common stock. See “—Supervision, Regulation and Other Factors” below.”

Michael R. Clampitt

June 15, 2010

General, page 5

2.	Please provide to us and undertake to include in your future filings, revision of the first paragraph consistent with Instruction (C)(3) of Form 10-K and Rule 12b-20 of Regulation S-K and with Item 101(b) of Regulation S-K to discuss

•	the amount of revenues, profit or loss and total assets for each of your last three fiscal years;

•	deposits dropped by over $1 billion from $28.6 billion in 2008 to $27.4 billion in 2009; and

•	shareholders equity dropped by $900 million from $3.7 billion in 2008 to $2.8 billion in 2009.

Response:

In response to the Staff’s comment, we will revise the first two paragraphs under the “General” section of “Item 1. Business” in our future filings as set forth below:

“Synovus Financial Corp. is a diversified financial services company and a registered bank holding company based in Columbus, Georgia. We provide integrated financial services including commercial and retail banking, financial management, insurance and mortgage services to our customers through 30 wholly owned subsidiary banks, ranging in size from $221.5 million to $7.2 billion in total assets, and other offices in Georgia, Alabama, South Carolina, Florida and Tennessee. As of December 31, 2009, we had approximately $32.98 billion in assets as compared to $35.8 billion and $33.1 billion in assets as of December 31, 2008 and 2007, respectively. We had approximately $27.4 billion in total deposits as of December 31, 2009, a decrease of $1.2 billion from $28.6 billion in total deposits as of December 31, 2008. Our shareholders’ equity was $2.9 billion as of December 31, 2009, ~~in shareholders’ equity~~a decrease of $936 million from $3.8 billion as of December 31, 2008. In 2009, we had total revenues of approximately $1.4 billion as compared to $1.5 billion of total revenues in each of 2008 and 2007, respectively, and recorded a net loss of $1.43 billion in 2009 as compared to a net loss of $574.7 million in 2008 and net income of $526.3 million in 2007. ~~, and our banks range in size from $221.5 million to $7.2 billion in total assets.~~”

Additional information relating to our business and our subsidiaries, including a detailed discussion of our operating results and financial condition for 2009, 2008 and 2007, our loan portfolio (by loan type and geography) and our credit metrics, is included under the section “Management’s Discussion and Analysis” which is set forth ~~on pages F-xx through F-xx of~~ in the Financial Appendix incorporated by reference in this Report.”

Michael R. Clampitt

June 15, 2010

2009 Strategic Highlights, page 5 and F-63

3.	Please provide to us and undertake to include in your future filings, revision of this section, on page 5 and on pages F-63 and F-64, as follows:

•

revise your claim in the introduction that you undertook these actions to “capture the growth opportunities” and replace it with an explanation of the extent to which you were required to take these actions under the terms of your agreements with the Federal Reserve, the State of Georgia and other regulators;

•

revise your discussion of “aggressive management of credit issues” to disclose that you more than doubled your provision for loan losses from less than $700 million in 2008 to over $1.8 billion in 2009;

•	delete your claim of “deposit growth” during 2009 since your deposits dropped in 2009 by over $1.1 billion from $28.61 in 2009;

•

revise your claim that we have “controlled our expenses” to disclose that your foreclosure real estate expense has increased by over 2000 percent in two years from $15 million in 2007 to $354 million in 2009 and this expense constituted more than 29 percent of your total non-interest expense for 2009; and

•

describe the business done and intended to be done by you, as required by Item 101 (c)(1) of Regulation S-K, including, any changes in the composition of your loan portfolio, policies and/or programs to prevent or minimize foreclosures, modify mortgages, any changes in the underwriting standards you use to extend credit and any changes in the number, amounts and types of loans you originate.

Response:

Please note that the various memoranda of understanding and regulatory orders that we or our subsidiary banks were subject to did not require us to raise additional capital. Please also note that, because Synovus generally sells all mortgage loans generated by Synovus and its affiliates in the secondary market, Synovus does not have formal policies and/or programs to prevent or minimize foreclosures. However, Synovus works with individual borrowers to modify mortgages and avoid foreclosures on a case by case basis.

We believe the business we currently conduct is adequately disclosed throughout our MD&A, which is incorporated by reference in “Item 1. Business.” In response to the Staff’s comment, we will revise the second paragraph under the “General” section “Item 1. Business” in our future filings to include the following, which is included in our response to Comment No. 2 above (with deletions struck through and new language underlined):

“Additional information relating to our business and our subsidiaries, including a detailed discussion of our operating results and financial condition for 2009, 2008 and 2007, our loan portfolio (by loan type and geography) and our credit metrics, is included under the section “Management’s Discussion and Analysis” which is set forth ~~on pages F-xx through F-xx of~~ in the Financial Appendix incorporated by reference in this Report.”

Michael R. Clampitt

June 15, 2010

In addition, we will revise the “Strategic Highlights” sections of our future filings by deleting the strikethrough language and adding the proposed language below (underlined).

“Strategic Highlights

We have been severely impacted by a record level of credit losses during the past two years. A majority of these losses have been within our residential construction and development and land acquisition portfolios. During 2009, we have taken a number of steps to position our company to emerge from the current economic crisis as a stronger organization ~~prepared to capture the growth opportunities that we expect will present themselves~~. We have taken these steps in response to, among other factors, regulatory expectations, evolving industry capital standards, and the challenging economic environment.

•

Capital position — We announced and executed a number of capital initiatives to bolster our capital position against further credit deterioration and to provide additional capital as we pursued our aggressive asset disposition strategy. Through a combination of a public equity offering, liability management and strategic dispositions, we added $644 million of Tier 1 capital during 2009. Synovus ~~is~~ will continue to identify~~ing~~, consider~~ing~~, and, as appropriate, pursue~~ing~~ additional capital management strategies to bolster its capital position.

•

Risk management — We completed the centralization of a number of key functions, including credit and loan review, deposit operations, loan operations, procurement and facilities management. We implemented a uniform loan policy, with uniform underwriting standards, for all of our subsidiary banks and also implemented an enhanced loan concentration policy to limit and manage our exposure to certain loan concentrations, including commercial real estate. The centralized policies provide a more structured, and generally more conservative, approach to lending. These changes emphasize a one-company view of our operating structure and reduce the risks of managing these complex internal functions.

Michael R. Clampitt

June 15, 2010

•

Aggressive management of credit issues — We announced and executed an aggressive strategy to dispose of non-performing assets and manage our credit quality. In 2009, we disposed of an aggregate of $1.18 billion of non-performing assets and more than doubled our provision for loan losses from less than $700 million in 2008 to over $1.8 billion in 2009.

•

~~Deposit growth~~Strong deposits — Our deposits remain a strength of our business. As of December 31, 2009, our total deposits were $27.43 billion compared to $28.61 billion a year earlier. We continue to focus on improving the mix of our deposits. As of December 31, 2009, our non-interest-bearing deposits, or DDAs, were $4.17 billion, a 17.1% increase compared to December 31, 2008. In addition, our non-CD deposits, excluding national market brokered money market accounts, as of December 31, 2009 were $14.80 billion, an increase of 9.9% compared to December 31, 2008.

•

Focus on expense control — We continually review our company’s operations to identify ways to enhance efficiency and create an enhanced banking experience for our customers. We have ~~controlled our expenses and~~ reduced our fundamental non-interest expense in each of the last four quarters. ~~We continually review our company’s operations to identify ways to enhance efficiency and create an enhanced banking experience for our customers.~~ Total non-interest expenses for 2009 were $1.22 billion compared to $1.46 billion for 2008. Fundamental non-interest expense (excluding ~~Excluding discontinued operations,~~ other credit costs, FDIC insurance expense, restructuring charges, net litigation contingency expense, and goodwill impairment expense), ~~our non-interest expenses~~ for 2009 were $743.8 million compared to $794.9 million for 2008. Fundamental non-interest expense is a non-GAAP financial measure. See “Non-GAAP Financial Measures” in the Financial Appendix. The total number of employees at December 31, 2009 was 6,385 compared to 6,876 at December 31, 2008. The reduction in fundamental non-interest expense has largely been offset by increases in our foreclosed real estate expense, which has increased from $15 million in 2007 to $354 million in 2009. Our foreclosed real estate expense constituted more than 29 percent of our total non-interest expense for 2009. The elevated foreclosed real estate expenses in 2009 were driven by losses on dispositions and valuation adjustments.

•

Relationship banking — Our relationship-based approach to banking is built on creating long-term relationships with our customers. We utilize a decentralized customer delivery model and a commitment to being a great place to work to provide unparalleled customer experiences. This relationship banking approach allows our bankers to serve their

Michael R. Clampitt

June 15, 2010

customers’ individual needs and demonstrates our commitment to the communities in which we operate. We believe that these factors position us to take advantage of future growth opportunities in our existing markets.

We believe that these steps, together with our strong franchise in attractive Southeastern markets, position us to emerge from the current economic crisis as a stronger organization prepared to capture the growth opportunities that we expect will present themselves.”

Risk Factors, page 19

5.	Please provide to us and revise the introductory paragraph to this section consistent with Item 503(c) (which requires that you must disclose “the most significant factors that make the offering speculative or risky”) and sample comment 30 to Updated Staff Legal Bulletin No.7 (which states “You must disclose all risks that you believe are material at this time.”). Please delete your characterization of this section as highlighting “some of the specific risks that could affect us” and “these risks are not the only risks we face.”

Response:

In response to the Staff’s comment, we will revise the introductory paragraph of “Item 1A. Risk Factors” by deleting the strikethrough language and adding the new proposed language (underlined):

“This section highlights ~~some of the specific risks that could affect us~~ the material risks that we currently face. ~~Although this section attempts to highlight~~s ~~some of the key factors,~~ Please be aware that these risks may change over time and ~~are not the only risks we face;~~ other risks may prove to be important in the future. New risks may emerge at any time, and we cannot predict such risks or estimate the extent to which they may affect our business, financial condition, or results of operations or the trading price of our securities.”

6.	We note that you list forty one risk factors on fourteen pages. Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 503(c) of Regulation S-K which requires that you disclose in this section “the most significant factors that make the offering speculative or risky” Item 503(c) explicitly directs “Do not present risks that could apply to any issuer or any offering.” Please review all forty one of your risk factors, delete those that do not comply with this directive or revise to explain how these risks apply to you including, but not limited to, the following:

•	issuance of additional shares (page 22);

•	issuances or sales of common stock (page 25);

Michael R. Clampitt

June 15, 2010

•	damage to reputation (page 26);

•	policies and laws of the federal government (page 27);

•	we are heavily regulated by federal and state agencies (page 27);

•	we rely on our systems and employees (page 30);

•	we must respond to rapid technological changes (page 30);

•	fluctuations in our expenses (page 30);

•	increase in the costs of services and products (page 30); and

•	changes in accounting policies and practices (page 30).

Response:

In response to the Staff’s comment, we have proposed revised language to “Item 1A. Risk Factors” to limit our discussion of risk factors to “the most significant factors that make the offering speculative or risky” as required by Item 503(c) of Regulation S-K. Our proposed revisions to “Item 1A. Risk Factors” (both clean and marked) are attached to this letter as Exhibit A. We will include this revised language in our future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary, page F- 63

7.	Please provide to us and undertake to include in your future filings, an introduction with meaningful discussion and analysis relating to your business condition, financial condition and results of operations consistent with Item 303 and Release No. 33-8350 including, but not limited to, the following:

•	revise the section entitled “Industry Overview,” on page F-63,” to provide analysis of specific economic conditions in your specific market area that have had a material effect on you;

•

revise the section entitled “Key Financial Performance Indicators,” on page F-64, to provide analysis of each of the indicators that you list as required by Release Number 33-6835 instead of just identifying them;

•

revise the section entitled “Overview of 2009,” on page F-64, to provide analysis of your performance and condition (for instance, approximately eighty six percent of your loans charged off in 2009 were commercial loans and most of those were construction loans) rather than simply stating figures from the financial statements; and

•

revise the fourth paragraph of the section entitled “Overview of 2009,” on page F-65, to supplement your claims of increases in average deposits to discuss the drop in deposits from 2008 to 2009 according to your December 31 balance sheets.

Michael R. Clampitt

June 15, 2010

Response:

In response to the Staff’s comment, we will revise the “Industry Overview” and “Overview of 2009” sections listed under the “Executive Summary” of our MD&A in our future filings by deleting the strikethrough language and adding the proposed language below (underlined). We propose to delete the section captioned “Key Financial Performance Indicators” in its entirety and include the information previously included under this section in the revised “Overview of 2009 Financial Results” as set forth below.

Please note that the trend information included in the proposed revised disclosures below in brackets is illustrative of the facts as they existed in March 2010 when our Form 10-K for the Fiscal Year ended December 31, 2009 was filed. We will include similar information based on current facts and circumstances in our future filings.

Industry Overview

~~2009 continued to reflect the adverse impact of severe macro economic conditions which have negatively impacted liquidity, credit quality, and capital. Concerns regarding increased credit losses from the weakening economy have negatively affected capital and earnings of most financial institutions. Financial institutions experienced significant declines in the value of collateral for real estate loans and heightened credit losses, which have resulted in record levels of non-performing assets, charge-offs, foreclosures and losses on disposition of the underlying assets. The federal funds rate set by the Federal Reserve has remained in a range of 0% to 0.25% since December 2008, following a decline from 4.25% to 0.25% during 2008 through a series of seven rate reductions.~~

~~It is uncertain how long the economic pressures will continue before the U.S. economy shows signs of a sustained recovery; however, the economy may remain challenging through at least the first half of 2010. Accordingly, financial institutions like Synovus could continue to experience heightened credit losses and higher levels of non-performing assets, charge-offs and foreclosures. In light of these conditions, financial institutions also face heightened levels of scrutiny and capital and liquidity requirements from federal and state regulators. As a result, financial institutions experienced, and could continue to experience, pressure on credit costs, liquidity, and capital.~~

Throughout 2009, our financial performance continued to be affected by weakened housing markets, declining commercial real estate values, a challenging credit environment, and rising unemployment rates. Housing prices in the Southeast generally remained depressed and/or continued to decline during the year. Georgia, which comprises approximately 54% of our total loan portfolio by geographic concentration, had a 2.68% foreclosure rate in 2009. Additionally, Florida, which comprises

Michael R. Clampitt

June 15, 2010

approximately 13% of our total loan portfolio by geographic concentration, is one of the states hardest hit by the decrease in real estate values and reported the nation’s third highest foreclosure rate (5.93%) in 2009. Since 2007, the unemployment rate in most of our markets continued to increase, with the five states in our footprint consistently reporting unemployment rates above the national average. The rate peaked at year-end 2009, when our more significant markets ended the year with unemployment rates at or above 10%. Florida and South Carolina reported unemployment rates above 11.5%, among the highest in the nation. Additionally, the reported median household income in our markets has been generally below national averages and has shown a declining trend over the past three years. The decline in commercial real estate values in most of our market areas accelerated during the second half of 2008 and continued throughout 2009. These factors severely impacted our credit costs, resulting in elevated levels of loan charge-offs and non-performing asset inflows, significant losses on problem asset dispositions, and further valuation adjustments on existing non-performing assets.

The weak economic conditions have significantly impacted the performance of our residential construction and development and land acquisition portfolios; however, we have also experienced some weakness in other segments of our commercial loan portfolio, particularly in industries that are impacted by commercial real estate and residential and development factors.

The difficult economic environment has also resulted in a significant number of bank failures in our market area. During the 2008-2009 period, Georgia had the highest number of bank failures in the nation, while Florida ranked third. Most of the failures in these states were in our footprint, including Atlanta and West Florida.

Loan demand in most of our markets was weak throughout 2009 due to the economic conditions and decrease in consumer confidence. Loan yields declined during 2009 driven by a decrease in short-term rates as well as increased costs to carry elevated levels of non-accrual loans. The decline in deposit costs was somewhat limited due to the competitive demand for deposits in our markets.”

[Illustrative disclosure based on 12/31/09 financial results: “While asset quality is expected to remain stressed in the near term, Synovus presently believes that it is beginning to see stabilization of certain credit quality metrics/indicators and presently expects further improvement in 2010. The inflow of non-performing loans declined in each of the last three quarters of 2009, and management presently expects this downward trend to continue.”]

Michael R. Clampitt

June 15, 2010

~~Key Financial Performance Indicators~~

~~In terms of how Synovus measures success in business, the following are key financial performance indicators:~~

• ~~Capital Strength~~	• ~~Expense Management~~

• ~~Liquidity~~	• ~~Loan Growth~~

• ~~Credit Quality~~	• ~~Core Deposit Growth~~

• ~~Net Interest Margin~~	• ~~Fee Income Growth~~

Overview of 2009 Financial Results

On January 28, 2010, Synovus reported results of operations for the three and twelve months ended December 31, 2009. The results included a net loss available to common shareholders of $264 million and $1,470 million for the three and twelve months ended December 31, 2009, respectively. The accompanying statement of income for the year ended December 31, 2009 reflects an $18.7 million non-cash reduction in the income tax benefit for the three and twelve months ended December 31, 2009, as compared to the previously reported results on January 28, 2010. The decrease in the tax benefit is due to the determination of a limitation on the amount that can be currently recovered through the carryback provisions of the federal income tax code. This limitation has resulted in an $18.7 million reduction of the previously recorded federal income tax refund receivable (for taxes paid in 2007 and 2008) of $346 million and has yielded a corresponding $18.7 million federal Alternative Minimum Tax credit carryforward (AMT credit carryforward) which is recorded on the accompanying balance sheet as a deferred tax asset (previously recorded as a current income tax receivable). While the federal AMT credit has an indefinite life, the resulting deferred tax asset is subject to the same valuation allowance requirements as the other deferred tax asset, thus requiring a corresponding $18.7 million increase in the valuation allowance. The AMT credit carryforward is available for an indefinite period to offset future non-AMT federal income tax obligations.

Accordingly, the net loss for the year ended December 31, 2009 was $1.43 billion, or $3.99 per common share, compared to a net loss of $574.7 million or $1.77 per common share in 2008 . The results for 2009 were impacted by non-cash charges of approximately $438 million to record an increase in the valuation allowance for deferred tax assets. 2008 includes a $479.6 million (pre-tax and after-tax) goodwill impairment charge. The 2009 results reflect an elevated level of credit costs, with declining and/or depressed residential real estate values being the most significant contributing factor. The total provision for losses on loans was $1.8 billion in 2009, compared to $700.0 million in 2008. The increase was largely driven by valuation charges on new non-performing loans and existing non-performing loans, losses from dispositions of non-performing loans, as well as charges for estimated losses on future loan dispositions. Approximately 92% of net loan charge-offs in 2009 were commercial loans, and most of these charge-offs were in the construction loan category. Commercial loans, and construction loans in particular, also were the most significant components of provision and foreclosed

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June 15, 2010

real estate expenses in 2009. ~~Total credit costs (including provision for losses on loans, losses on ORE, reserve for unfunded commitments and charges related to impaired loans held for sale) for the year ended December 31, 2009 were $2.19 billion, including provision for losses on loans of $1.81 billion and charges related to foreclosed real estate of $354.3 million. The c~~Credit costs in 2009 were ~~largely driven by valuation charges on new non-performing loans and existing non-performing assets,~~ also impacted by losses from dispositions of non-performing assets, as well as charges for estimated losses on future asset dispositions. Problem asset dispositions totaled $1.18 billion in 2009. Problem asset dispositions in previous years were insignificant.

During the past three years, most of the Southeastern markets in which our banking subsidiaries are located have experienced significant deteriorating trends in commercial and residential real estate prices, sales, and building permits. These markets, including Atlanta, Florida, and more recently, South Carolina, have been among the hardest hit nationwide in terms of real estate values. These factors have significantly impacted our key credit metrics. Non-performing assets ended the year at $1.8 billion, up from $1.2 billion and $442 million, in 2008 and 2007, respectively. The increase in non-performing assets during 2009 and 2008 was driven by residential real estate. The increase in 2009 was also impacted by a $347 million increase in non-performing loans in the investment properties category (most of which was related to one credit). Net charge-offs were also elevated totaling $1.5 billion in 2009, compared to $469 million and $117 million in 2008 and 2007, respectively. The increase in net charge-offs during 2009 and 2008 is due to deterioration in the credit quality of the loan portfolio as well as a significant decline in collateral values. [[Illustrative disclosure based on 12/31/09 financial results: “We currently anticipate stabilization of non-performing asset balances in the near term and improvement in on-boarding of non-performing assets in 2010].”

The loss from continuing operations before income taxes for 2009 and 2008 was $1.61 billion and $660.8 million, respectively, which included total credit costs of $2.19 billion and $862.7 million, respectively. Pre-tax, pre-credit costs income (which excludes provision for losses on loans, other credit costs, and certain other items), was $553.9 million for 2009, down $87.7 million from 2008. See “Non-GAAP Financial Measures” herein. Most of the decrease in pre-tax, pre-credit costs income was due to lower net interest income. The decrease in net interest income was driven by margin compression as well as a decline in average loans. The net interest margin decreased 28 basis points to 3.19% for 2009 compared to 3.47% for 2008. The net interest margin in 2009 was impacted by a net decrease in loans outstanding, an excess liquidity position, and the negative impact of non-performing assets. Excluding the negative impact of non-performing assets, the net interest margin was 3.56% in 2009 compared to 3.71% for 2008. See “Non-GAAP Financial Measures” herein. The low interest rate environment had a negative impact on our margin due to our asset sensitivity.

Non-interest expense decreased $235 million, or 16.1%, to $1.22 billion in 2009. Fundamental non-interest expense (non-interest expense excluding other credit costs, FDIC insurance expense, restructuring charges, net litigation (recovery) expense, and goodwill impairment charges) in 2009 declined to $743.7 million, or 6.4%, from the prior year. See “Non-GAAP Financial Measures” herein. ~~Lower~~

Michael R. Clampitt

June 15, 2010

~~salaries and other personnel expense contributed significantly to the reduced expenses.~~ The decrease was driven by a 7.1% decline in the number of ~~T~~total employees. ~~(6,385 at December 31, 2009) are down 7.1% from year end 2008, and 12.9% from the peak level of 7,331 in the first quarter of 2008.~~

Total loans were $25.4 billion at December 31, 2009, a 9.1% decline from year-end 2008, following a 5.4% annual increase in 2008. The decline was due to weaker loan demand, a moratorium on land acquisition and residential development loans, as well as charge-offs and sales of problem loans.

Total deposits decreased by $1.2 billion since year-end 2008. The decrease was driven by a $1.3 billion decline in national market brokered deposit accounts, as Synovus reduced its dependence on funding from these products through normal run off during 2009. Average total deposits were $27.97 billion in 2009, increasing $1.47 billion, or 5.5%, as compared to 2008. Average ~~core~~ deposits excluding national market brokered deposits ~~in 2009~~ grew by $1.25 billion during 2009, or 5.8%, as compared to 2008. See “Non-GAAP Financial Measures” herein. Average non-interest bearing deposits grew by $475.9 million, or 13.8%, as compared to the prior year.

Total shareholders’ equity decreased by $936 million to $2.9 billion at year-end 2009. The elevated credit costs as well as the deferred tax asset valuation allowance charge had a significant negative impact on capital during 2009. This was partially offset by the common stock offering and other capital actions that Synovus completed during 2009 which generated $644 million of Tier I capital. Synovus continues to actively monitor its capital position and to identify, consider, and pursue additional strategies designed to bolster its capital position.

Liquidity is an important consideration in assessing our financial strength. In light of the weakened economy, current market conditions, our recent financial performance, and related credit ratings, we currently are maintaining a cash position in excess of what we consider to be historically normal levels.

8.	Please provide to us and undertake to include in your future filings, revision of this section in its entirety to comply with Item 303(a) and Release No. 33-8350 by identifying and analyzing known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your capital resources and results of operations including, but not limited to, analysis of the causes and effects of

•

trends in net income; net interest income (despite the historically low interest rates charged by the federal reserve to banks); revenues; the dollar amount of loans; foreclosed real estate expense; provision for loan losses; loans charged off, non-performing assets and trends in assets despite your having received almost $1 billion from the US Treasury under Troubled Asset Relief Program;

Michael R. Clampitt

June 15, 2010

•	trends over the past three years in commercial real estate prices, commercial real estate sales and commercial building permits in your market areas;

•	trends over the past three years in the unemployment rate in your market area (which is currently among the highest in the nation) and in median household income in your market area; and

•	the number of failed banks in your market area (according to the FDIC, Georgia has the highest number of failed banks since 2008 and Florida has the second highest number).

Response:

In response to the Staff’s comment, we will revise the “Industry Overview” and “Overview of 2009 Financial Results” sections listed under the “Executive Summary” of our MD&A in our future filings by adding the proposed language (underlined) as set forth in our response to Comment No. 7 above. Please note that the trend information included in the proposed revised disclosures set forth in brackets in our response to Comment No. 7 above is illustrative of the facts as they existed in March 2010 when our Form 10-K for the Fiscal Year ended December 31, 2009 was filed. We will include similar information based on current facts and circumstances in our future filings.

In addition, the Company has included trend information regarding credit metrics, net interest margin and deposits throughout the MD&A. For example, net interest margin trends are discussed on pages F-75 and F-76, trends in the dollar amount of loans are discussed on page F-86, trends on credit costs are discussed on page F-89, trends on net charge-offs are discussed on page F-91, trends in non-performing assets and provision expense are discussed on pages F-95 and F-96, and deposit trends are discussed on pages F-101 and F-102.

Cumulative Perpetual Preferred Stock, Page F-71

9.	Please provide to us and undertake to include in your future filings, a section in disclosure relating to your receiving $967 million from the US Treasury under the Troubled Asset Relief Program including but not limited to the following:
•	the reasons for your applying to receive funds from the Treasury and how you determined the amount of funds that was necessary;

•	how you have used the TARP funds;

•	whether or not you are current in paying dividends;

•	any plans to repurchase or exchange the preferred stock and/or warrants;

•

the circumstance under which Treasury will have voting rights and the circumstances under which you are required to expand your board of directors to accommodate Treasury Department appointments to it; and

Michael R. Clampitt

June 15, 2010

•	the circumstances under which require you to register for resale securities you have issued to the Treasury Department.

Response:

In response to the Staff’s comment, we will add the following new section captioned “TARP – Capital Purchase Program” under “Item 1. Business” in our future filings. We believe that this discussion is more appropriate under “Item 1. Business” than under the “Capital” section of our MD&A.

“TARP - Capital Purchase Program

On October 14, 2008 the U.S. Treasury, or Treasury, announced that, pursuant to the Emergency Economic Stabilization Act, it was implementing a voluntary program known as the “Capital Purchase Program”, or “CPP”, pursuant to which eligible financial institutions could raise capital by selling preferred stock directly to the U.S. Government. The purpose of the Capital Purchase Program was to encourage U.S. financial institutions to build capital to, among other things, increase the flow of financing to U.S. businesses and consumers and support the U.S. economy, and was also intended to prevent additional failures of financial institutions. Synovus applied for the maximum investment available under the CPP (equal to 3% of risk-weighted assets), noting that this additional capital would be used to provide (1) strength against worse than expected economic conditions; (2) more flexibility in disposing of problem assets to strengthen our balance sheet; (3) capacity to invest in our local economies through lending; (4) ability to work with homeowners in mortgage workouts; and (5) participation in government directed acquisitions of banks or assets, and, as permitted, opportunistic acquisition transactions. Our application to participate in the CPP was approved by Treasury on November 14, 2008.

On December 19, 2008, Synovus consummated the CPP investment and issued to Treasury 967,870 shares of Synovus’ Fixed Rate Cumulative Perpetual Preferred Stock, Series A without par value (the “Series A Preferred Stock”), having a liquidation amount per share equal to $1,000, for a total price of $967,870,000. The Series A Preferred Stock pays cumulative dividends at a rate of 5% per year for the first five years and thereafter at a rate of 9% per year. Synovus has timely paid all dividends on the Series A Preferred Stock. We may not redeem the Series A Preferred Stock during the first three years except with the proceeds from a “qualified equity offering.” After February 15, 2012, we may, at our option and with the consent of the Federal Deposit Insurance Corporation, redeem, in whole or in part, the Series A Preferred Stock at the liquidation amount per share plus accrued and unpaid dividends. The Series A Preferred Stock is

Michael R. Clampitt

June 15, 2010

generally non-voting. However, if we fail to pay dividends on the Series A Preferred Stock for an aggregate of six quarterly periods, whether or not consecutive, our number of authorized directors shall be increased by two and the holders of the Series A Preferred Stock shall have the right to elect two directors. In addition, the consent of the holders of 66/23% of the Series A Preferred Stock is required to authorize or create any stock ranking senior to the Series A Preferred Stock, for any amendment to our certificate of incorporation that adversely affects the rights or preferences of the holders of the Series A Preferred Stock and for consummation of certain business combinations.

As part of its purchase of the Series A Preferred Stock, we also issued the Treasury a warrant (the “Warrant”) to purchase up to 15,510,737 shares of our Common Stock at an initial per share exercise price of $9.36. The Warrant provides for the adjustment of the exercise price and the number of shares of our Common Stock issuable upon exercise pursuant to customary anti-dilution provisions, such as upon stock splits or distributions of securities or other assets to holders of our Common Stock, and upon certain issuances of our Common Stock at or below a specified price relative to the initial exercise price. The Warrant expires on December 19, 2018. On January 20, 2009, we filed a shelf registration statement with the SEC to register the resale by Treasury of the Series A Preferred Stock, the Warrant and the shares of Common Stock underlying the Warrant. In addition, if the shelf registration statement is unavailable and we are requested by Treasury to do so, we may be obligated to file a registration statement covering an underwritten offering of these securities.

Prior to December 19, 2011, unless we have redeemed the Series A Preferred Stock or the Treasury has transferred the Series A Preferred Stock to a third party, the consent of the Treasury will be required for us to (1) declare or pay any dividend or make any distribution on our common stock, par value $1.00 per share (“Common Stock”) (other than regular quarterly cash dividends of not more than $0.06 per share) or (2) redeem, repurchase or acquire our Common Stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other limited circumstances. A consequence of the Series A Preferred Stock purchase includes certain restrictions on executive compensation that could limit the tax deductibility of compensation we pay to executive management. See “—Supervision, Regulation and Other Factors – TARP Regulations” for a more detailed description of the compensation and corporate governance restrictions that are applicable to us and other CPP participants.

To date, we have utilized our CPP capital to contribute capital to our subsidiary banks and purchase certain classified assets from our banks. These actions have facilitated our banks’ ability to continue to extend loans to customers in their local banking communities.

Michael R. Clampitt

June 15, 2010

In April 2010, Synovus announced that it had formally requested that Treasury consider the exchange of all of the Series A Preferred Stock for a like amount of trust preferred securities. If this exchange is completed, Synovus would cancel the Series A Preferred Stock, and would expect to record the new trust preferred securities at their currently estimated fair value of approximately $625 million. The Warrant would remain outstanding. The exchange of Series A Preferred Stock for trust preferred securities, if successful, is expected to result in an estimated increase of $300 million in Synovus’ tangible equity, which would complement efforts to raise capital. Synovus cannot assure that it will be able to successfully complete the exchange of the Series A Preferred Stock for Trust Preferred Securities on a timely basis, on favorable terms, or at all. Although Synovus has formally initiated the process for exchanging Series A Preferred Stock for trust preferred securities, there is no guarantee that Treasury will approve the exchange, or that Synovus will ultimately decide to execute such transaction.”

Loans, page F-85

10.	Please provide to us and undertake to include in your future filings in the section entitled “Portfolio Composition”, disclosure of the following information:

•	the amount and percentage of your residential real estate loans that are subprime, alt-A, no documentation or stated income; and

•	the amount and percentage of loans that are not fully secured.

Response:

Synovus generally does not develop or offer specific sub-prime, alt-A, no documentation or stated income residential real estate loan products. Any such originated loans would be on an exception basis and are minimal. As of December 31, 2009, Synovus is not aware of any subprime residential real estate loans within its portfolio. Total alt-A, no documentation or stated income loans as of December 31, 2009 were approximately $1.6 million.

Apart from credit card loans and unsecured loans, Synovus does not originate loans with loan to collateral value (“LTV”) ratio greater than 100% at origination, except for infrequent situations with high quality borrowers. Synovus follows a risk based approach as it relates to the credit monitoring processes for its loan portfolio. We update collateral values as we believe appropriate, and in compliance with applicable regulations for loans identified as higher risk, based on performance indicators to facilitate our loss mitigation functions.

Michael R. Clampitt

June 15, 2010

For performing credits, and all credits within loan categories without the elevated risk attributes, collateral valuation updates are not required by policy outside of the renewal process. Therefore, in a number of cases, the collateral values within our systems reflect the collateral value at origination. While such loans were fully secured when originated, continued declines in property values in our markets have likely caused certain loans originated with an LTV ratio of less than 100% to currently have an LTV ratio above 100%. However, these macroeconomic factors do not necessarily have a direct bearing on the borrower’s ability to repay the loan.

Deposits, page F-101

11.	Please provide to us and revise the table and the third paragraph to disclose the amount and percentage of your deposits that are brokered deposits.

Response:

In response to the Staff’s comment, we will revise Table 28 and the third paragraph included within the section titled “Deposits” of our MD&A in our future filings by adding the proposed language below (underlined).

“Deposits

Deposits provide the most significant funding source for interest earning assets. The following table shows the relative composition of deposits for 2009 and 2008. See Table 6 for information on average deposits, including average rates paid in 2009, 2008, and 2007.

Table 28 Composition of Deposits

(dollars in thousands)	2009	%(1)	2008	%(1)
Non-interest bearing demand deposits	$4,172,697	15.2	$3,563,619	12.6
Interest bearing demand deposits	3,894,243	14.2	3,359,410	11.7
Money market accounts	7,363,677	26.8	8,094,452	28.3
National market brokered money market accounts	1,098,117	4.0	1,985,465	6.9
Savings deposits	463,967	1.7	437,656	1.5
Time deposits under $100,000	2,791,060	10.2	3,274,327	11.4
Time deposits $100,000 and over	8,747,889	31.9	9,887,715	34.5
National market brokered time deposits	3,941,211	14.4	4,352,614	15.2
Total deposits	27,433,533	100.0	28,617,179	100.0

Core deposits(2)	$22,394,205	81.6	$22,279,100	77.9

Total national market brokered deposits	$5,039,328	18.4	$6,338,078	22.1

(1)	Deposits balance in each category expressed as percentage of total deposits.
(2)	Core deposits include total deposits less national market brokered deposits.

Michael R. Clampitt

June 15, 2010

Core deposits (total deposits excluding national market brokered money market and time deposits) grew 0.5%, from December 31, 2008 to December 31, 2009. During 2009, the overall mix of core deposits improved with non-interest bearing demand deposits and interest bearing demand deposits replacing higher priced time deposits. The year over year increase was driven by growth within non-interest bearing demand deposits, which increased $609.1 million, or 17.1%, and interest bearing demand deposits, which increased $534.8 million, or 15.9%.

Synovus continues to maintain a strong base of large denomination time deposits from customers within the local market areas of subsidiary banks. Synovus also utilizes national market brokered time deposits as a funding source while continuing to maintain and grow its local market large denomination time deposit base. Time deposits of $100,000 and greater at December 31, 2009 and 2008 were $8.75 billion and $9.89 billion, respectively. National market brokered time deposits at December 31, 2009 and 2008 were $3.94 billion and $4.35 billion, respectively. Refer to Table 29 for the maturity distribution of time deposits of $100,000 or more. These larger deposits represented 31.9% and 34.5% of total deposits at December 31, 2009 and 2008, respectively. National market brokered time deposits represented 14.4% and 15.2% of total deposits at December 31, 2009 and 2008, respectively.

With the multiple charter structure, Synovus has had the unique ability to offer certain shared deposit products (Synovus® Shared Deposit). At December 31, 2009, Synovus’ Shared CD and Money Market accounts offered customers the unique opportunity to access up to $7.5 million in FDIC insurance by spreading deposits across its 30 separately-chartered banks. Shared deposit products at December 31, 2009 were $1.86 billion, an increase of $120.9 million compared to December 31, 2008. Upon completion of the Charter Consolidation, as discussed in the Executive Summary of Management’s Discussion and Analysis, Synovus’ shared deposit customers will have a six month grace period, per FDIC regulations, during which their total deposit will remain fully insured. Additionally, during that grace period, shared CD customers whose CDs mature during the grace period can elect to renew their shared CD on a fully insured basis for the same term as a one-time rollover. Synovus will work with its shared deposit products customers during and after this grace period to offer additional deposit products to meet their needs.

During the first quarter of 2009, Synovus received notification from the FDIC that deposits obtained through Synovus® Shared Deposit products should be listed as brokered deposits in bank subsidiary Call Reports. Therefore, beginning with March 31, 2009, Synovus’ bank subsidiary Call Reports, reflect customer deposits held in Synovus® Shared Deposit products as brokered deposits as requested by the FDIC. The FDIC defines brokered deposits as “funds which the

Michael R. Clampitt

June 15, 2010

reporting bank obtains, directly or indirectly, by or through any deposit broker for deposit into one or more deposit accounts.” The FDIC further defines the term deposit broker to include: “(1) any person engaged in the business of placing deposits, or facilitating the placement of deposits, of third parties with insured depository institutions or the business of placing deposits with insured depository institutions for the purpose of selling interests in those deposits to third parties, and (2) an agent or trustee who establishes a deposit account to facilitate a business arrangement with an insured depository institution to use the proceeds of the account to fund a prearranged loan.” The FDIC also provides the following 9 exclusions for what the term deposit broker does not include: “(1) an insured depository institution, with respect to funds placed with that depository institution; (2) an employee of an insured depository institution, with respect to funds placed with the employing depository institution; (3) a trust department of an insured depository institution, if the trust in question has not been established for the primary purpose of placing funds with insured depository institutions; (4) the trustee of a pension or other employee benefit plan, with respect to funds of the plan; (5) a person acting as a plan administrator or an investment adviser in connection with a pension plan or other employee benefit plan provided that that person is performing managerial functions with respect to the plan; (6) the trustee of a testamentary account; (7) the trustee of an irrevocable trust (other than a trustee who establishes a deposit account to facilitate a business arrangement with an insured depository institution to use the proceeds of the account to fund a prearranged loan), as long as the trust in question has not been established for the primary purpose of placing funds with insured depository institutions; (8) a trustee or custodian of a pension or profit-sharing plan qualified under Section 401(d) or 430(a) of the Internal Revenue Code of 1986; or (9) an agent or nominee whose primary purpose is not the placement of funds with depository institutions. (For purposes of applying this ninth exclusion from the definition of deposit broker, “primary purpose” does not mean “primary activity,” but should be construed as “primary intent.”)” The FDIC requested this reporting change since Synovus facilitates the placement of customer deposits among its separately-chartered bank subsidiaries. At a consolidated level, Synovus includes and reports Synovus® Shared Deposit product balances held throughout its bank subsidiaries as core deposits (total deposits excluding national market brokered deposits).

Due to the significant turmoil in financial markets during the second half of 2008, national market brokered deposits became more attractive to financial market participants and investors as an FDIC insured alternative to money market and other investment accounts. Synovus grew this funding source as demand for these products increased during the second half of 2008, but has reduced its dependence on funding from these products through normal run off during 2009. National market brokered deposits were $5.04 billion at December 31, 2009 as compared to $6.34 billion at December 31, 2008.

Michael R. Clampitt

June 15, 2010

Exhibits

12.	Please include as exhibits to your Form 10-K the Letter Agreement and the Securities Purchase Agreement between you and the United States Department of Treasury and any amendments, as required by the Item 601(1)(4) of Regulation S-K.

Response:

We will include the Letter Agreement and the Securities Purchase Agreement between us and the United States Department of Treasury and any amendments thereto as exhibits to our future Annual Reports on Form 10-K.

Other

As requested in your letter, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature appears on the following page.]

Michael R. Clampitt

June 15, 2010

If you have any questions concerning the foregoing, please contact the undersigned at (770) 644-2485.

Sincerely,

Synovus Financial Corp.

Alana L. Griffin
Deputy General Counsel

EXHIBIT A

Item 1A.	Risk Factors

This section highlights the material risks that we currently face. Please be aware that these risks may change over time and other risks may prove to be important in the future. New risks may emerge at any time, and we cannot predict such risks or estimate the extent to which they may affect our business, financial condition or results of operations or the trading price of our securities.

The current and further deterioration in the residential construction and commercial development real estate markets may lead to increased non-performing assets in our loan portfolio and increased provision expense for losses on loans, which could have a material adverse effect on our capital, financial condition and results of operations.

Since the third quarter of 2007, the residential construction and commercial development real estate markets have experienced a variety of difficulties and challenging economic conditions. Our non-performing assets were $1.83 billion at December 31, 2009, compared to $1.17 billion at December 31, 2008. If market conditions remain poor or further deteriorate, they may lead to additional valuation adjustments on our loan portfolios and real estate owned as we continue to reassess the fair value of our non-performing assets, the loss severities of loans in default, and the fair value of real estate owned. We also may realize additional losses in connection with our disposition of non-performing assets. Poor economic conditions could result in decreased demand for residential housing, which, in turn, could adversely affect the development and construction efforts of residential real estate developers. Consequently, such economic downturns could adversely affect the ability of such residential real estate developer borrowers to repay these loans and the value of property used as collateral for such loans. A sustained weak economy could also result in higher levels of non-performing loans in other categories, such as commercial and industrial loans, which may result in additional losses. Management continually monitors market conditions and economic factors throughout our footprint for indications of change in other markets. If these economic conditions and market factors negatively and/or disproportionately affect some of our larger loans, then we could see a sharp increase in our total net-charge offs and also be required to significantly increase our allowance for loan losses. Any further increase in our non-performing assets and related increases in our provision expense for losses on loans could negatively affect our business and could have a material adverse effect on our capital, financial condition and results of operations.

Our allowance for loan losses may not be adequate to cover actual losses, and we may be required to materially increase our allowance, which may adversely affect our capital, financial condition and results of operations.

We maintain an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expenses, which represents management’s best estimate of probable credit losses that have been incurred within the existing portfolio of loans, all as described under Note 7 of Notes to Consolidated Financial Statements in this Report and under “Critical Accounting Policies Allowance for Loan Losses” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Report. The allowance, in the judgment of management, is established to reserve for estimated loan losses and risks inherent in the loan portfolio. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks using existing qualitative and quantitative information, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans, and other factors, both within and outside of our control, may require an increase in the allowance for loan losses.

We also apply a comprehensive loan classification methodology across each of our 30 bank subsidiaries. Using this methodology, each of our subsidiary banks makes objective and subjective determinations in concluding what they believe to be the appropriate classification of each of their outstanding loans. We carefully monitor, on a bank-by-bank basis, the volume of loans that migrate through each of the various levels of classification. During each quarter, we review a pool of what we believe to be a representative sample of loans from each of our subsidiary banks in an effort to monitor the level of reserves that are maintained in respect of those loans, and to work towards a uniform application of allowance principles across our enterprise.

Because the initial classification of the loans is inherently subjective and subject to evolving local market conditions and other changing factors, it can be difficult for us to predict the effects that those factors will have on the classifications assigned to the loan portfolio of any of our banks, and thus difficult to anticipate the velocity or volume of the migration of loans through the classification process and effect on the level of the allowance for loan losses. Accordingly, we monitor our credit quality and our reserves on a consolidated basis, and use that as a basis for capital planning and other purposes. See “Liquidity” and “Capital Resources” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Report.

In addition, bank regulatory agencies periodically review our allowance for loan losses and may require an increase in the provision for loan losses or the recognition of additional loan charge offs, based on judgments different than those of management. An increase in the allowance for loan losses results in a decrease in net income and capital, and may have a material adverse effect on our capital, financial condition and results of operations.

In light of current market conditions, we regularly reassess the creditworthiness of our borrowers and the sufficiency of our allowance for loan losses. Our allowance for loan losses increased from 2.14% of total loans at December 31, 2008 to 3.72% at December 31, 2009. We made a provision for loan losses during the year ended December 31, 2009 of approximately $1.81 billion, which was significantly higher than in previous periods. We also charged-off approximately $1.46 billion in loans, net of recoveries, during the year ended December 31, 2009, which was significantly higher than in previous periods.

We will likely experience additional classified loans and non-performing assets in the foreseeable future as the deterioration in the credit and real estate markets causes borrowers to default. Further, the value of the collateral underlying a given loan, and the realizable value of such collateral in a foreclosure sale, likely will be negatively affected by the recent downturn in the real estate market, and therefore may result in an inability to realize a full recovery in the event that a borrower defaults on a loan. In addition, as we execute our previously announced strategy to dispose of non-performing assets, we will realize additional future losses if the proceeds we receive upon disposition of assets are less than the recorded carrying value of such assets. Any additional non-performing assets, loan charge-offs, increases in the provision for loan losses or the continuation of aggressive charge-off policies or any inability by us to realize the full value of underlying collateral in the event of a loan default, could negatively affect our business, financial condition, and results of operations and the price of our securities.

We may not realize the expected benefits from the Charter Consolidation.

During the second quarter of 2010, we completed the consolidation of all of our 30 separately chartered banks into a single bank subsidiary (the “Charter Consolidation”). We believe that the Charter Consolidation will result in a number of benefits, including simplified regulatory oversight, improved capital efficiency and enhanced risk management. However, there is no guarantee that we will realize any of the expected benefits of the Charter Consolidation. Furthermore, the Charter Consolidation could have an adverse impact on our business and results of operations if our customers and employees perceive the Charter Consolidation as a loss of our traditional community banking culture, which may result in higher than expected loss of deposits (particularly with respect to our Synovus® Shared Deposit products), disruption of our business and adverse affects on our ability to maintain relationships with our customers and employees. We rely on the current officers of our subsidiary banks to manage our subsidiary banks in their respective market areas and we could be materially adversely affected if a significant number of these officers depart as a result of the Charter Consolidation. Difficulty in consolidating the operations of our subsidiary banks could lead to higher than expected integration costs.

If economic conditions worsen or regulatory capital rules are modified, we may be required to undertake additional strategic initiatives to improve our capital position.

During 2009, Synovus announced and executed a number of strategic capital initiatives to bolster our capital position against credit deterioration and to provide additional capital as Synovus pursued its aggressive asset disposition strategy. As of December 31, 2009, Synovus’ Tier 1 capital ratio was 10.16%, and Synovus and each of its banking subsidiaries were considered “well capitalized” under current regulatory standards. See “Item 1 — Business, Supervision, Regulation and Other Factors — Prompt Corrective Action” for a discussion of the definition of “well capitalized.” Synovus continues to monitor economic conditions, actual performance against forecasted credit losses, peer capital levels, and regulatory capital standards and pressures. If economic conditions or other factors worsen to a materially greater degree than the assumptions underlying management’s internal assessment of our capital position or if minimum regulatory capital requirements for us or our subsidiary banks increase as the result of legislative changes or informal or formal regulatory directives, then we would be required to pursue one or more additional capital improvement strategies, including, among others, balance sheet optimization strategies, asset sales, and/or the sale of securities to one or more third parties. Given the current economic and market conditions and our recent financial performance and related credit ratings, there can be no assurance that any such transactions will be available to us on favorable terms, if at all, or that we would be able to realize the anticipated benefits of such transactions. We also cannot predict the effect that these transactions would have on the market price of our common stock. In addition, if we issue additional equity securities in these transactions, including options, warrants, preferred stock or convertible securities, such newly issued securities could cause significant dilution to the holders of our common stock.

Further adverse changes in our credit rating could increase the cost of our funding from the capital markets.

During the second quarter of 2009, Moody’s Investors Service, Standard and Poor’s Ratings Services and Fitch Ratings downgraded our long term debt to below investment grade. On April 23, 2010, Moody’s Investor Service issued a further downgrade and placed us on watch for further downgrade. The ratings agencies regularly evaluate us and certain of our subsidiary banks, and their ratings of our long-term debt are based on a number of factors, including our financial strength as well as factors not entirely within our control, including conditions affecting the financial services industry generally. In light of the continuing difficulties in the financial services industry and the housing and financial markets, there can be no assurance that we will not receive additional adverse changes in our ratings, which could adversely affect the cost and other terms upon which we are able to obtain funding and the way in which we are perceived in the capital markets. We cannot predict whether existing customer relationships or opportunities for future relationships could be further affected by customers who choose to do business with a higher rated institution.

Diminished access to historical and alternative sources of liquidity could adversely affect our overall liquidity.

Liquidity represents the extent to which we have readily available sources of funding needed to meet the needs of our depositors, borrowers and creditors, to support asset growth, to maintain reserve requirements, and to otherwise sustain our operations and the operations of our subsidiary bank. Our bank subsidiary primarily generates liquidity from earnings and deposits. In the current competitive environment, customer confidence is a critical element in growing and retaining deposits. In this regard, our subsidiary bank’s asset quality could play a larger role in the stability of the deposit base. In the event asset quality declines significantly from its current level, our subsidiary bank’s ability to grow and retain deposits could be diminished. As a result of the Charter Consolidation, our bank subsidiary is unable to continue to offer our Synovus® Shared Deposit products. While we intend to aggressively pursue retention of this deposit base, there can be no assurance that a significant portion of these deposits will remain on deposit at our subsidiary bank. The possibility of this deposit outflow poses a material risk to our bank subsidiary’s liquidity.

We must maintain adequate liquidity at the holding company level for various operating needs, including the servicing of debt, the payment of general corporate expenses, and the payment of dividends to shareholders. In addition to our ordinary course liquidity needs, current conditions in the public markets for bank holding companies, dividend payments on our Series A Preferred Stock, and capital needs of our subsidiary bank have put additional pressure on our liquidity. The primary source of liquidity at the holding company level is dividends from our bank subsidiary and earnings. Synovus has not had positive earnings since 2007 and may not have positive earnings for the foreseeable future. Our subsidiary bank is currently subject to a memorandum of understanding that prohibits it from paying any cash dividends to us without regulatory approval. In addition to dividends from our subsidiary banks, we have historically had access to a number of alternative sources of liquidity, including the capital markets, but given the recent and dramatic downturn in the credit and liquidity markets, there is no assurance that we will be able to obtain such liquidity on terms that are favorable to us, or at all. If our access to these traditional and alternative sources of liquidity is diminished or only available on unfavorable terms and we continue to experience increased demand for liquidity at the holding company level then our overall liquidity and financial condition will be adversely affected.

Our net interest income could be negatively affected by the lower level of short-term interest rates, recent developments in the credit and real estate markets and competition in our primary market area.

Net interest income, which is the difference between the interest income that we earn on interest-earning assets and the interest expense that we pay on interest-bearing liabilities, is a major component of our income. Our net interest income is our primary source of funding for our operations, including extending credit and reserving for loan losses. The Federal Reserve reduced interest rates on three occasions in 2007 by a total of 100 basis points, to 4.25%, and by another 400 basis points, to a range of 0% to 0.25%, during 2008. Interest rates during 2009 have remained at the range of 0% to 0.25% as set by the Federal Reserve during 2008. A significant portion of our loans, including residential construction and development loans and other commercial loans, bear interest at variable rates. The interest rates on a significant portion of these loans decrease when the Federal Reserve reduces interest rates, which may reduce our net interest income. In addition, in order to compete for deposits in our primary market areas, we may offer more attractive interest rates to depositors, and we may increasingly rely upon out-of-market or brokered deposits as a source of liquidity.

A decrease in loans outstanding, increased non-performing loans and the decrease in interest rates reduced our net interest income during the year ended December 31, 2009 and could cause additional pressure on net interest income in future periods. This reduction in net interest income also may be exacerbated by the high level of competition that we face in our primary market area. Any significant reduction in our net interest income could negatively affect our business and could have a material adverse impact on our capital, financial condition and results of operations.

Recent levels of market volatility are unprecedented, and may result in disruptions in our ability to access sources of funds, which may negatively affect our capital resources and liquidity.

In managing our consolidated balance sheet, we depend on access to a variety of sources of funding to provide us with sufficient capital resources and liquidity to meet our commitments and business needs, and to accommodate the transaction and cash management needs of our customers. Sources of funding available to us, and upon which we rely as regular components of our liquidity and funding management strategy, include borrowings from the Federal Home Loan Bank and brokered deposits. See “Liquidity” and “Capital Resources” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Report. We also have historically enjoyed a solid reputation in the capital markets and have been able to raise funds in the form of either short- or long-term borrowings or equity issuances. Recently, the volatility and disruption in the capital and credit markets has reached unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. If current levels of market disruption and volatility continue or worsen, our ability to access certain of our sources of funding may be disrupted.

Changes in the cost and availability of funding due to changes in the deposit market and credit market, or the way in which we are perceived in such markets, may adversely affect financial results.

In general, the amount, type and cost of our funding, including from other financial institutions, the capital markets and deposits, directly impacts our costs in operating our business and growing our assets and therefore, can positively or negatively affect our financial results. A number of factors could make funding more difficult, more expensive or unavailable on any terms, including, but not limited to, further reductions in our debt ratings, financial results and losses, changes within our organization, specific events that adversely impact our reputation, disruptions in the capital markets, specific events that adversely impact the financial services industry, counterparty availability, changes affecting our assets, the corporate and regulatory structure, interest rate fluctuations, general economic conditions and the legal, regulatory, accounting and tax environments governing our funding transactions. Also, we compete for funding with other banks and similar companies, many of which are substantially larger, and have more capital and other resources than we do. In addition, as some of these competitors consolidate with other financial institutions, these advantages may increase. Competition from these institutions may increase the cost of funds.

Future losses will result in an additional valuation allowance to our deferred tax assets and could impair our ability to recover our deferred tax asset during 2010.

During the quarter ended June 30, 2009, Synovus reached a three-year pre-tax loss position. See Note 23 of Notes to Consolidated Financial Statements in our 2009 10-K. Under GAAP, a cumulative loss position is considered significant negative evidence which makes it very difficult for the company to rely on future earnings as a reliable source of future taxable income to realize deferred tax assets. Synovus incurred additional pre-tax losses in the quarters ended September 30, 2009 and December 31, 2009. Accordingly, Synovus was required to increase the valuation allowance against its deferred tax assets by approximately $173 million, $155 million and $110 million during the quarters ended June 30, 2009, September 30, 2009 and December 31, 2009, which adversely impacted Synovus’ results of operations for these periods.

Under GAAP, once a company that has recorded a valuation allowance against a deferred tax asset returns to profitability, it is possible to reduce or reverse the valuation allowance with a corresponding tax benefit recognized through current earnings. However, reductions in the valuation allowance are subject to considerable judgment and uncertainty. While Synovus expects to reverse the majority of the valuation allowance once it has demonstrated a consistent return to profitability, realizing additional operating losses will increase the valuation allowance. There can be no assurance that Synovus will be able to fully reverse the valuation allowance against its deferred tax assets during 2010, which may negatively impact Synovus’ capital ratios and require Synovus to raise additional capital.

Issuances or sales of common stock or other equity securities could result in an “ownership change” as defined for U.S. federal income tax purposes. In the event an “ownership change” were to occur, our ability to fully utilize a significant portion of our U.S. federal and state tax net operating losses and certain built-in losses that have not been recognized for tax purposes could be impaired as a result of the operation of Section 382 of the Internal Revenue Code of 1986, as amended.

Our ability to use certain realized net operating losses and unrealized built-in losses to offset future taxable income may be significantly limited if we experience an “ownership change” as defined by Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). An ownership change under Section 382 generally occurs when a change in the aggregate percentage ownership of the stock of the corporation held by “five percent shareholders” increases by more than fifty percentage points over a rolling three year period. A corporation experiencing an ownership change generally is subject to an annual limitation on its utilization of pre-change losses and certain post-change recognized built-in losses equal to the value of the stock of the corporation immediately before the “ownership change,” multiplied by the long-term tax-exempt rate (subject to certain adjustments). The annual limitation is increased each year to the extent that there is an unused limitation in a prior year. Since U.S. federal net operating losses generally may be carried forward for up to 20 years, the annual limitation also effectively provides a cap on the cumulative amount of pre-change losses and certain post-change recognized built-in losses that may be utilized. Pre-change losses and certain post-change recognized built in losses in excess of the cap are effectively unable to be used to reduce future taxable income. In some circumstances, issuances or sales of our stock (including any common stock or other equity issuances or debt-for-equity exchanges and certain transactions involving our stock that are outside of our control) could result in an “ownership change” under Section 382.

In April 2010, we adopted a shareholder rights plan, which provides an economic disincentive for any one person or group acting in concert to become an owner, for relevant tax purposes, of 5% or more of our stock. While adoption of the rights plan should reduce the likelihood that future transactions in our stock will result in an ownership change, there can be no assurance that the Rights Plan will be effective to deter a stockholder from increasing its ownership interests beyond the limits set by the Rights Plan or that an ownership change will not occur in the future. Furthermore, our ability to enter into future transactions may be impaired if such transactions result in an unanticipated “ownership change” under Section 382. If an “ownership change” under Section 382 were to occur, the value of our net operating losses and a portion of the net unrealized built-in losses will be impaired. Because a valuation allowance currently exists for substantially the full amount of our deferred tax assets, no additional charge to earnings would result. However, an “ownership change”, as defined above, could adversely impact our ability to recover the deferred tax asset in the future.

We presently are subject to, and in the future may become subject to, additional supervisory actions and/or enhanced regulation that could have a material negative effect on our business, operating flexibility, financial condition and the value of our common stock.

Under federal and state laws and regulations pertaining to the safety and soundness of insured depository institutions, state banking regulators, the Federal Reserve, the Office of the Comptroller of the Currency and separately the FDIC as the insurer of bank deposits, have the authority to compel or restrict certain actions on our part if they determine that we have insufficient capital or are otherwise operating in a manner that may be deemed to be inconsistent with safe and sound banking practices. Under this authority, our bank regulators can require us to enter into informal or formal supervisory agreements, including board resolutions, memoranda of understanding, written agreements and consent or cease and desist orders, pursuant to which we could be required to take identified corrective actions to address cited concerns, or to refrain from taking certain actions.

As a result of losses that we have incurred to date and our high level of non-performing assets, we entered into a memorandum of understanding with the Federal Reserve Bank of Atlanta and the Banking Commissioner of the State of Georgia, or the “Georgia Commissioner,” pursuant to which we agreed to implement plans that are intended to, among other things, minimize credit losses and reduce the amount of our non-performing assets, limit and manage our concentrations in commercial loans, improve our credit risk management and related policies and procedures, address liquidity management and current and future capital requirements, strengthen enterprise risk management practices, and provide for succession planning for key corporate and regional management positions and our board of directors. The memorandum of understanding also requires that we inform and consult with the Federal Reserve Board prior to declaring and paying any future dividends, and obtain the prior approval of the Federal Reserve Bank of Atlanta and the Georgia Commissioner prior to increasing the quarterly cash dividend on our common stock above $0.01 per share.

In addition, Synovus Bank is presently subject to a memorandum of understanding with the Georgia Commissioner and the FDIC that is substantially similar in substance and scope to the holding company memorandum of understanding described above. The bank memorandum of understanding also requires that Synovus Bank obtain approval from the Georgia Commissioner and the FDIC prior to paying any cash dividends to Synovus and the provides that, as a result of our charter consolidation, we will take all necessary steps to avoid customer confusion as a result of our proposed use of trade names at our various bank branches and to update our long-term strategic plan to reflect the charter consolidation and the various actions we have otherwise agreed to implement under the memorandum of understanding. Synovus Bank is presently also subject to a memorandum of understanding with the Georgia Commissioner and the FDIC relating to its subsidiary, Synovus Mortgage Corp. (“SMC”). In the SMC memorandum of understanding, Synovus Bank has agreed to implement plans that are intended to, among other things, strengthen its oversight of SMC and SMC’s compliance program relating to compliance and fair lending laws, rules and regulations.

If we are unable to comply with the terms of our current supervisory agreements, or if we are unable to comply with the terms of any future regulatory actions, supervisory agreements, or orders to which we may become subject, then we could become subject to additional, heightened supervisory actions and orders, possibly including consent orders, prompt corrective action restrictions and/or other regulatory actions, including prohibitions on the payment of dividends on our common stock and Series A Preferred Stock. If our regulators were to take such additional supervisory actions, then we could, among other things, become subject to significant restrictions on our ability to develop any new business, as well as restrictions on our existing business, and we could be required to raise additional capital, dispose of certain assets and liabilities within a prescribed period of time, or both. The terms of any such supervisory action could have a material negative effect on our business, operating flexibility, financial condition and the value of our common stock. See “Item 1—Business-Supervision, Regulation and Other Factors” in his Repot.

Recent legislative and regulatory initiatives applicable to TARP recipients could adversely impact our ability to attract and retain key employees and pursue business opportunities and put us at a competitive disadvantage vis-à-vis our competitors.

Until we repay the TARP funds, we are subject to additional regulatory scrutiny and restrictions regarding the compensation of certain executives and associates as established under TARP guidelines. The increased scrutiny and restrictions related to our compensation practices may adversely impact our ability to recruit, retain and motivate key employees, which in turn may impact our ability to pursue business opportunities and could otherwise materially adversely affect our businesses and results of operations.

These restrictions may put us at a competitive disadvantage vis-à-vis our competitors that have repaid all TARP funds or did not receive TARP funds and may prove costly for us to comply with. See “Item 1—Business—“Actions by Federal and State Regulators” and “—Supervision, Regulation and Other Factors” in this Report.

As a result of our participation in the Capital Purchase Program and the Temporary Liquidity Guarantee Program, we may become subject to additional regulation, and we cannot predict the cost or effects of compliance at this time.

In connection with our participation in the Capital Purchase Program administered under the TARP, we may face additional regulations and/or reporting requirements, including, but not limited to, the following:

•

Section 5.3 of the standardized Securities Purchase Agreement that we entered into with the Treasury provides, in part, that the Treasury “may unilaterally amend any provision of this Agreement to the extent required to comply with any changes after the Signing Date in applicable federal statutes.” This provision could give Congress the ability to impose “after-the-fact” terms and conditions on participants in the Capital Purchase Program. As a participant in the Capital Purchase Program, we would be subject to any such retroactive legislation. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

•

Participation in the Capital Purchase Program will limit our ability to repurchase our common stock or to increase the dividend on our common stock above $0.06 per share, or to repurchase, our common stock without the consent of the Treasury until the earlier of December 19, 2011 or until the Series A Preferred Stock has been redeemed in whole, or until the Treasury has transferred all of the Series A Preferred Stock to a third party.

•	The FDIC has requested that all state-chartered banks monitor and report how they have spent funds received from the Treasury in connection with TARP funds.

•	Our continued participation in the Transaction Account Guarantee portion of the Temporary Liquidity Guarantee Program will require the payment of additional insurance premiums to the FDIC.

As a result, we may face increased regulation, and compliance with such regulation may increase our costs and limit our ability to pursue certain business opportunities. We cannot predict the effect that participating in these programs may have on our business, financial condition, or results of operations in the future or what additional regulations and/or requirements we may become subject to as a result of our participation in these programs.

Regulation of the financial services industry is undergoing major changes, and future legislation could increase our cost of doing business or harm our competitive position.

In 2009, many emergency government programs enacted in 2008 in response to the financial crisis and the recession slowed or wound down, and global regulatory and legislative focus has generally moved to a second phase of broader reform and a restructuring of financial institution regulation. Legislators and regulators in the United States are currently considering a wide range of proposals that, if enacted, could result in major changes to the way banking operations are regulated. Some of these major changes may take effect as early as 2010, and could materially impact the profitability of our business, the value of assets we hold or the collateral available for our loans, require changes to business practices or force us to discontinue businesses and expose us to additional costs, taxes, liabilities, enforcement actions and reputational risk.

Certain reform proposals under consideration could result in Synovus becoming subject to stricter capital requirements and leverage limits, and could also affect the scope, coverage, or calculation of capital, all of which could require us to reduce business levels or to raise capital, including in ways that may adversely impact our shareholders or creditors. In addition, we anticipate the enactment of certain reform proposals under consideration that would introduce stricter substantive standards, oversight and enforcement of rules governing consumer financial products and services, with particular emphasis on retail extensions of credit and other consumer-directed financial products or services. We cannot predict whether new legislation will be enacted and, if enacted, the effect that it, or any regulations, would have on our business, financial condition, or results of operations.

We may be required to pay significantly higher FDIC premiums in the future.

The FDIC has recently been considering different methodologies by which it may increase premium amounts, because the costs associated with bank resolutions or failures have substantially depleted the Deposit Insurance Fund. In November 2009, the FDIC voted to require insured depository institutions to prepay slightly over three years of estimated insurance assessments. Additionally, the FDIC has proposed using executive compensation as a factor in assessing the premiums paid by insured depository institutions to the Deposit Insurance Fund.

The costs and effects of litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, operating results and financial condition.

We may be involved from time to time in a variety of litigation, investigations, inquiries or similar matters arising out of our business. Our insurance may not cover all claims that may be asserted against it and indemnification rights to which we are entitled may not be honored, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Should the ultimate judgments or settlements in any litigation or investigation significantly exceed our insurance coverage, they could have a material adverse effect on our business, financial condition and results of operations. In addition, premiums for insurance covering the financial and banking sectors are rising. We may not be able to obtain appropriate types or levels of insurance in the future, nor may we be able to obtain adequate replacement policies with acceptable terms or at historic rates, if at all. We have exposure to many different industries and counterparties, and we routinely execute transactions with a variety of counterparties in the financial services industry. As a result, defaults by, or even rumors or concerns about, one or more financial institutions with which we do business, or the financial services industry generally, have led to market-wide liquidity problems in the past and could do so in the future and could lead to losses or defaults by us or by other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral we hold cannot be sold at prices that are sufficient for us to recover the full amount of our exposure. Any such losses could materially and adversely affect our financial condition and results of operations.

We are named in a purported federal securities class action lawsuit and several related suits and inquiries, and if we are unable to resolve these matters favorably, then our business, operating results and financial condition would suffer.

On July 7, 2009, the City of Pompano Beach General Employees’ Retirement System filed suit in the United States District Court, Northern District of Georgia (the “Securities Class Action”) against us and certain current and former executive officers alleging, among other things, that we and the named defendants misrepresented or failed to disclose material facts, including purported exposure to our Sea Island lending relationship and the impact of real estate values as a threat to our credit, capital position, and business, and failed to adequately and timely record losses for impaired loans. The plaintiffs in the suit claim that the alleged misrepresentations or omissions artificially inflated our stock price in violation of the federal securities laws and seek damages in an unspecified amount.

On November 4, 2009, a shareholder filed a putative derivative action purportedly on behalf of Synovus in the United States District Court, Northern District of Georgia (the “Federal Shareholder Derivative Lawsuit”), against certain current and/or former directors and executive officers of the Company. The Federal Shareholder Derivative Lawsuit asserts that the individual defendants violated their fiduciary duties based upon substantially the same facts as alleged in the Securities Class Action described above. The plaintiff is seeking to recover damages in an unspecified amount and equitable and/or injunctive relief.

On December 21, 2009, a shareholder filed a putative derivative action purportedly on behalf of Synovus in the Superior Court of Fulton County, Georgia (the “State Shareholder Derivative Lawsuit”), against certain current and/or former directors and executive officers of the Company. The State Shareholder Derivative Lawsuit asserts that the individual defendants violated their fiduciary duties based upon substantially the same facts as alleged in the Federal Shareholder Derivative Lawsuit described above. The plaintiff is seeking to recover damages in an unspecified amount and equitable and/or injunctive relief. Synovus received a letter from the SEC, Atlanta regional office, dated December 15, 2009, informing Synovus that it is conducting an informal inquiry “to determine whether any person or entity has violated the federal securities laws.” The SEC has not asserted that Synovus or any person or entity has committed any securities violations. The Company intends to cooperate fully with the SEC’s informal inquiry.

We cannot at this time predict the outcome of these matters or reasonably determine the probability of a material adverse result or reasonably estimate range of potential exposure, if any, that these matters might have on us, our business, our financial condition or our results of operations, although such effects could be materially adverse. In addition, in the future, we may need to record litigation reserves with respect to these matters. Further, regardless of how these matters proceed, it could divert our management’s attention and other resources away from our business.

Item 1A. Risk Factors

This section highlights ~~some of the specific risks that could affect us. Although this section attempts to highlight some of the key factors, please~~the material risks that we currently face. Please be aware that these risks ~~are not the only risks we face;~~may change over time and other risks may prove to be important in the future. New risks may emerge at any time, and we cannot predict such risks or estimate the extent to which they may affect our business, financial condition~~,~~ or results of operations or the trading price of our securities.

The current and further deterioration in the residential construction and commercial development real estate markets may lead to increased non-performing assets in our loan portfolio and increased provision expense for losses on loans, which could have a material adverse effect on our capital, financial condition and results of operations.

Since the third quarter of 2007, the residential construction and commercial development real estate markets have experienced a variety of difficulties and challenging economic conditions. Our non-performing assets were $1.83 billion at December 31, 2009, compared to $1.17 billion at December 31, 2008. If market conditions ~~continue to~~remain poor or further deteriorate, they may lead to additional valuation adjustments on our loan portfolios and real estate owned as we continue to reassess the fair value of our non-performing assets, the loss severities of loans in default, and the fair value of real estate owned. We also may realize additional losses in connection with our disposition of non-performing assets. Poor economic conditions could result in decreased demand for residential housing, which, in turn, could adversely affect the development and construction efforts of residential real estate developers. Consequently, such economic downturns could adversely affect the ability of such residential real estate developer borrowers to repay these loans and the value of property used as collateral for such loans. A sustained weak economy could also result in higher levels of non-performing loans in other categories, such as commercial and industrial loans, which may result in additional losses. Management continually monitors market conditions and economic factors throughout our footprint for indications of change in other markets. If these economic conditions and market factors negatively and/or disproportionately affect some of our larger loans, then we could see a sharp increase in our total net-charge offs and also be required to significantly increase our allowance for loan losses. Any further increase in our non-performing assets and related increases in our provision expense for losses on loans could negatively affect our business and could have a material adverse effect on our capital, financial condition and results of operations.

~~We may experience increased delinquencies and credit losses, which could have a material adverse effect on our capital, financial condition and results of operations.~~

~~Like other lenders, we face the risk that our customers will not repay their loans. A customer’s failure to repay us is preceded generally by missed payments. In some instances, a customer may declare bankruptcy prior to missing payments, although this is not generally the case. Customers who declare bankruptcy frequently do not repay their loans. Where our loans are secured by collateral, we may attempt to seize the collateral when and if customers default on their loans. The value of the collateral may not equal the amount of the unpaid loan, and we may be unsuccessful in recovering the remaining balance from our customers. Rising delinquencies and rising rates of bankruptcy are often precursors of future charge-offs and may require us to increase our allowance for loan losses.~~

~~Higher charge-off rates and an increase in our allowance for loan losses may hurt our overall financial performance if we are unable to raise revenue to compensate for these losses and may increase our cost of funds.~~

Our allowance for loan losses may not be adequate to cover actual losses, and we may be required to materially increase our allowance, which may adversely affect our capital, financial condition and results of operations.

We maintain an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expenses, which represents management’s best estimate of probable credit losses that have been incurred within the existing portfolio of loans, all as described under Note 7 of Notes to Consolidated Financial Statements ~~on pages F-20 and F-21 of the Financial Appendix~~ in this Report and under “Critical Accounting Policies Allowance for Loan Losses” ~~in the~~under “Management’s Discussion and Analysis~~” Section on pages F-66 through F-68 of the~~ of Financial ~~Appendix~~Condition and Results of Operations” in this Report. The allowance, in the judgment of management, is established to reserve for estimated loan losses and risks inherent in the loan portfolio. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks using existing qualitative and quantitative information, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans, and other factors, both within and outside of our control, may require an increase in the allowance for loan losses.

We also apply a comprehensive loan classification methodology across each of our 30 bank subsidiaries. Using this methodology, each of our subsidiary banks makes objective and subjective determinations in concluding what they believe to be the appropriate classification of each of their outstanding loans. We carefully monitor, on a bank-by-bank basis, the volume of loans that migrate through each of the various levels of classification. During each quarter, we review a pool of what we believe to be a representative sample of loans from each of our subsidiary banks in an effort to monitor the level of reserves that are maintained in respect of those loans, and to work towards a uniform application of allowance principles across our enterprise.

Because the initial classification of the loans is inherently subjective and subject to evolving local market conditions and other changing factors, it can be difficult for us to predict the effects that those factors will have on the classifications assigned to the loan portfolio of any of our banks, and thus difficult to anticipate the velocity or volume of the migration of loans through the classification process and effect on the level of the allowance for loan losses. Accordingly, we monitor our credit quality and our reserves on a consolidated basis, and use that as a basis for capital planning and other purposes. See “Liquidity” and “Capital Resources” under ~~the~~ “Management’s Discussion and Analysis~~” Section on pages F-104 through F-108 of the~~ of Financial ~~Appendix.~~Condition and Results of Operations” in this Report.

In addition, bank regulatory agencies periodically review our allowance for loan losses and may require an increase in the provision for loan losses or the recognition of additional loan charge offs, based on judgments different than those of management. An increase in the allowance for loan losses results in a decrease in net income and capital, and may have a material adverse effect on our capital, financial condition and results of operations.

In light of current market conditions, we regularly reassess the creditworthiness of our borrowers and the sufficiency of our allowance for loan losses. Our allowance for loan losses increased from 2.14% of total loans at December 31, 2008 to 3.72% at December 31, 2009. We made a provision for loan losses during the year ended December 31, 2009 of approximately $1.81 billion, which was significantly higher than in previous periods. We also charged-off approximately $1.46 billion in loans, net of recoveries, during the year ended December 31, 2009, which was significantly higher than in previous periods.

We will likely experience additional classified loans and non-performing assets in the foreseeable future as the deterioration in the credit and real estate markets causes borrowers to default. Further, the value of the collateral underlying a given loan, and the realizable value of such collateral in a foreclosure sale, likely will be negatively affected by the recent downturn in the real estate market, and therefore may result in an inability to realize a full recovery in the event that a borrower defaults on a loan. In addition, as we execute our previously announced strategy to dispose of non-performing assets, we will realize additional future losses if the proceeds we receive upon disposition of assets are less than the recorded carrying value of such assets. Any additional non-performing assets, loan charge-offs, increases in the provision for loan losses or the continuation of aggressive charge-off policies or any inability by us to realize the full value of underlying collateral in the event of a loan default, could negatively affect our business, financial condition, and results of operations and the price of our securities.

We ~~will realize additional future losses if the proceeds we receive upon liquidation of assets are less than the carrying value of such assets.~~

~~We have announced a strategy to aggressively dispose of non-performing assets. For a significant portion of our non-performing assets, we have determined the asset categories to be disposed of but have not identified specific assets within those categories. Non-performing assets are recorded on our financial statements at the estimated fair value, which considers management’s plans for disposition. We may also sell assets in the future that are not currently identified as non-performing assets. We will realize additional future losses if the proceeds we receive upon dispositions of assets are less than the recorded carrying value of such assets. Furthermore, if market conditions continue to decline the magnitude of losses we may realize upon the disposition of assets may increase, which will materially adversely affect our business, financial condition and results of operations.~~

~~Recent turmoil in the real estate markets and the tightening of credit have adversely affected the financial services industry and may continue to adversely affect our business, financial condition and results of operations.~~

~~Recent turmoil in the housing and real estate markets, including falling real estate prices, increasing foreclosures, and rising unemployment, have negatively affected the credit performance of loans secured by real estate and resulted in significant write-downs of asset values by banks and other financial institutions. These write-downs caused many banks and financial institutions to seek additional capital, to reduce or eliminate dividends, to merge with other financial institutions and, in some cases, to fail. As a result, many lenders and institutional investors reduced or ceased providing credit to borrowers, including other financial institutions, which, in turn, led to the global credit crisis.~~

~~This market turmoil and credit crisis have resulted in an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally. The degree and timing of economic recovery remain uncertain. The resulting economic pressure on consumers and businesses and lack of confidence in the financial markets have adversely affected our business, financial condition and results of operations and may continue to result in credit losses and write-downs in the future. We may be unable to successfully implement the Charter Consolidation and we~~ may not realize the expected benefits from the Charter Consolidation.

~~In January 2010, we announced our intention to change our legal structure by consolidating~~During the second quarter of 2010, we completed the consolidation of all of our 30 separately chartered banks into a single bank subsidiary (the “Charter Consolidation”). We believe that the Charter Consolidation will result in a number of benefits, including simplified regulatory oversight, improved capital efficiency and enhanced risk management. However, there is no guarantee that we will ~~be able to successfully execute on all or any components of the Charter Consolidation or~~ realize any of the expected benefits of ~~the Charter Consolidation. The Charter Consolidation is subject to federal and state regulatory approval and there is no guarantee that we will be able to obtain such approval. Even if approved, federal and state regulatory agencies may impose conditions on our ability to implement the Charter Consolidation, including imposing operational restrictions on us or our subsidiary banks or requiring us to raise additional capital, which could prevent the successful implementation of, or reduce the benefits we realize from, the Charter Consolidation. In addition, we may be unable to successfully consolidate all of the regulatory initiatives our subsidiary banks are currently subject to into a global regulatory order applicable to the resulting bank(s) in the Charter Consolidation and such resulting bank(s) may be required to comply with all regulatory initiatives to which our subsidiary banks are currently subject. If we are not able to successfully complete the Charter Consolidation, we could be adversely impacted by negative perceptions regarding our inability to move to a more centralized structure. Even if we are successful in implementing the Charter Consolidation, we may not realize the expected benefits from~~ the Charter Consolidation. Furthermore, the Charter Consolidation could have an adverse impact on our business and results of operations if our customers and employees perceive the Charter Consolidation as a loss of our traditional community banking culture, which may result in higher than expected loss of deposits (particularly with respect to our Synovus® Shared Deposit products), disruption of our business and adverse affects on our ability to maintain relationships with our customers and employees. We rely on the current officers of our subsidiary banks to manage our subsidiary banks in their respective market areas and we could be materially adversely affected if a significant number of these officers depart as a result of the Charter Consolidation. Difficulty in consolidating the operations of our subsidiary banks could lead to higher than expected integration costs ~~and could delay the timing of the Charter Consolidation~~.

If economic conditions worsen or regulatory capital rules are modified, we may be required to undertake ~~one or more~~additional strategic initiatives to improve our capital position.

During 2009, Synovus announced and executed a number of strategic capital initiatives to bolster our capital position against credit deterioration and to provide additional capital as Synovus pursued its aggressive asset disposition strategy. As of December 31, 2009, Synovus’ Tier 1 capital ratio was 10.16%, and Synovus and each of its banking subsidiaries ~~is~~were considered “well capitalized” under current regulatory standards. See “Item 1 ~~–~~— Business, Supervision, Regulation and Other Factors ~~–~~— Prompt Corrective Action” ~~on pages 11 and 12 of this Report~~ for a discussion of the definition of “well capitalized.” ~~Our management presently believes that, based upon an internal analysis of our capital position, we possess sufficient capital to continue to satisfy current regulatory standards.~~ Synovus continues to monitor economic conditions, actual performance against forecasted credit losses, peer capital levels, and regulatory capital standards and pressures. If economic conditions or other factors worsen to a materially greater degree than the assumptions underlying management’s internal assessment of our capital position or if minimum regulatory capital requirements for us or our subsidiary banks increase as the result of legislative changes or informal or formal regulatory directives, then we ~~may~~would be required to pursue one or more additional capital improvement strategies, including, among others, balance sheet optimization strategies, asset sales, and/or the sale of securities to one or more third parties. ~~In light of these factors, as well as continuing discussions with regulators, Synovus is identifying, considering, and pursuing additional capital management strategies to bolster its capital position. However, given~~Given the current economic and market conditions and our recent financial performance and related credit ratings, there can be no assurance that any such ~~strategic~~ transactions will be available to us on favorable terms, if at all, or that we would be able to realize the anticipated benefits of such ~~strategic~~ transactions.

~~The regulators of our individual banks may require our individual banks to maintain a higher level of capital than we currently anticipate, which could adversely affect our liquidity at the holding company and require us to raise additional capital.~~

~~While we consider our capital position on a consolidated basis, the regulators of each of our individual banks may require that those individual banks maintain a higher level of capital than we currently anticipate, which would require that we maintain a consolidated capital position that is well beyond what we presently anticipate and could be in excess of the levels of capital used in the assumptions underlying our internal capital analysis. As of December 31, 2009, several of our subsidiary banks were required to maintain regulatory capital levels in excess of minimum well-capitalized requirements primarily as a result of non-performing assets. Further, as a holding company with obligations and expenses separate from our bank subsidiaries, and because many of our banks will be unable to make dividend payments to us, we must maintain a level of liquidity at our holding company that is sufficient to address those obligations and expenses. The maintenance of adequate liquidity at our holding company may limit our ability to make further capital investments in our bank subsidiaries, which could adversely impact us and require us to raise additional capital. Even if we are successful in implementing the Charter Consolidation, there can be no guarantee that the resulting bank(s) would not be required by the regulators to have a higher level of capital than we may anticipate.~~

~~Issuance of additional shares of our common stock in the public markets and other capital management or business strategies that we may pursue could depress the market price of our common stock and result in the dilution of our existing shareholders. Synovus will continue to identify, consider and pursue additional capital management strategies in the future to bolster its capital position. Future issuances of our equity securities, including common stock, in any~~

~~transaction that we may pursue may dilute the interests of our existing shareholders and cause the market price of our common stock to decline. We may issue equity securities (including convertible securities, preferred securities, and options and warrants on our common or preferred stock) in the future for a number of reasons, including to finance our operations and business strategy, to adjust our ratios of debt to equity, to address regulatory capital concerns, to restructure currently outstanding debt or equity securities or to satisfy our obligations upon the exercise of outstanding options or warrants. We may issue equity securities in transactions that generate cash proceeds, transactions that free up regulatory capital but do not immediately generate or preserve substantial amounts of cash, and transactions that generate regulatory or balance sheet capital only and do not generate or preserve cash. We~~ We also cannot predict the effect that these transactions would have on the market price of our common stock. In addition, if we issue additional equity securities in these transactions, including options, warrants, preferred stock or convertible securities, such newly issued securities could cause significant dilution to the holders of our common stock.

Further adverse changes in our credit rating could increase the cost of our funding from the capital markets.

During the second quarter of 2009, Moody’s Investors Service, Standard and Poor’s Ratings Services and Fitch Ratings downgraded our long term debt to below investment grade. On April 23, 2010, Moody’s Investor Service issued a further downgrade and placed us on watch for further downgrade. The ratings agencies regularly evaluate us and certain of our subsidiary banks, and their ratings of our long-term debt are based on a number of factors, including our financial strength as well as factors not entirely within our control, including conditions affecting the financial services industry generally. In light of the continuing difficulties in the financial services industry and the housing and financial markets, there can be no assurance that we will not receive additional adverse changes in our ratings, which could adversely affect the cost and other terms upon which we are able to obtain funding and the way in which we are perceived in the capital markets. We cannot predict whether existing customer relationships or opportunities for future relationships could be further affected by customers who choose to do business with a higher rated institution.

Diminished access to historical and alternative sources of liquidity could adversely affect our overall liquidity.

Liquidity represents the extent to which we have readily available sources of funding needed to meet the needs of our depositors, borrowers and creditors, to support asset growth, to maintain reserve requirements, and to otherwise sustain our operations and the operations of our subsidiary bank. Our bank subsidiary primarily generates liquidity from earnings and deposits. In the current competitive environment, customer confidence is a critical element in growing and retaining deposits. In this regard, our subsidiary bank’s asset quality could play a larger role in the stability of the deposit base. In the event asset quality declines significantly from its current level, our subsidiary bank’s ability to grow and retain deposits could be diminished. As a result of the Charter Consolidation, our bank subsidiary is unable to continue to offer our Synovus® Shared Deposit products. While we intend to aggressively pursue retention of this deposit base, there can be no assurance that a significant portion of these deposits will remain on deposit at our subsidiary bank. The possibility of this deposit outflow poses a material risk to our bank subsidiary’s liquidity.

We must maintain adequate liquidity at the holding company level for various operating needs, including the servicing of debt, the payment of general corporate expenses, and the payment of dividends to shareholders. In addition to our ordinary course liquidity needs, current conditions in the public markets for bank holding companies, dividend payments on our Series A Preferred Stock, and capital needs of our subsidiary bank have put additional pressure on our liquidity. The primary source of liquidity at the holding company level is dividends from our bank subsidiary and earnings. Synovus has not had positive earnings since 2007 and may not have positive earnings for the foreseeable future. Our subsidiary bank is currently subject to a memorandum of understanding that prohibits it from paying any cash dividends to us without regulatory approval. In addition to dividends from our subsidiary banks, we have historically had access to a number of alternative sources of liquidity, including the capital markets, but given the recent and dramatic downturn in the credit and liquidity markets, there is no assurance that we will be able to obtain such liquidity on terms that are favorable to us, or at all. If our access to these traditional and alternative sources of liquidity is diminished or only available on unfavorable terms and we continue to experience increased demand for liquidity at the holding company level then our overall liquidity and financial condition will be adversely affected.

Our net interest income could be negatively affected by the lower level of short-term interest rates, recent developments in the credit and real estate markets and competition in our primary market area.

Net interest income, which is the difference between the interest income that we earn on interest-earning assets and the interest expense that we pay on interest-bearing liabilities, is a major component of our income. Our net interest income is our primary source of funding for our operations, including extending credit and reserving for loan losses. The Federal Reserve reduced interest rates on three occasions in 2007 by a total of 100 basis points, to 4.25%, and by another 400 basis points, to a range of 0% to 0.25%, during 2008. Interest rates during 2009 have remained at the range of 0% to 0.25% as set by the Federal Reserve during 2008. A significant portion of our loans, including residential construction and development loans and other commercial loans, bear interest at variable rates. The interest rates on a significant portion of these loans decrease when the Federal Reserve reduces interest rates, which may reduce our net interest income. In addition, in order to compete for deposits in our primary market areas, we may offer more attractive interest rates to depositors, and we may increasingly rely upon out-of-market or brokered deposits as a source of liquidity.

A decrease in loans outstanding, increased non-performing loans and the decrease in interest rates reduced our net interest income during the year ended December 31, 2009 and could cause additional pressure on net interest income in future periods. This reduction in net interest income also may be exacerbated by the high level of competition that we face in our primary market area. Any significant reduction in our net interest income could negatively affect our business and could have a material adverse impact on our capital, financial condition and results of operations.

~~Diminished access to alternative sources of liquidity could adversely affect our net income, net interest margin and our overall liquidity.~~

~~We have historically had access to a number of alternative sources of liquidity, but given the recent and dramatic downturn in the credit and liquidity markets, there is no assurance that we will be able to obtain such liquidity on terms that are favorable to us, or at all. For example, the cost of out-of-market deposits could exceed the cost of deposits of similar maturity in our local market area, making them unattractive sources of funding; financial institutions may be unwilling to extend credit to banks because of concerns about the banking industry and the economy generally; and, given recent downturns in the economy, there may not be a viable market for raising equity capital. In addition, our planned Charter Consolidation may result in higher than expected loss of deposits (particularly with respect to our Synovus® Shared Deposit products). If our access to these sources of liquidity is diminished, or only available on unfavorable terms, or if we experience higher than expected deposit losses following our planned Charter Consolidation, then our income, net interest margin and our overall liquidity likely would be adversely affected.~~

~~Current~~Recent levels of market volatility are unprecedented, and may result in disruptions in our ability to access sources of funds, which may negatively affect our capital resources and liquidity.

In managing our consolidated balance sheet, we depend on access to a variety of sources of funding to provide us with sufficient capital resources and liquidity to meet our commitments and business needs, and to accommodate the transaction and cash management needs of our customers. Sources of funding available to us, and upon which we rely as regular components of our liquidity and funding management strategy, include borrowings from the Federal Home Loan Bank and brokered deposits. See “Liquidity” and “Capital Resources” under ~~the~~ “Management’s Discussion and Analysis~~” Section on pages F-104 through F-108 of the~~ of Financial ~~Appendix~~Condition and Results of Operations” in this Report. We also have historically enjoyed a solid reputation in the capital markets and have been able to raise funds in the form of either short- or long-term borrowings or equity issuances. Recently, the volatility and disruption in the capital and credit markets has reached unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. If current levels of market disruption and volatility continue or worsen, our ability to access certain of our sources of funding may be disrupted.

Changes in the cost and availability of funding due to changes in the deposit market and credit market, or the way in which we are perceived in such markets, may adversely affect financial results.

In general, the amount, type and cost of our funding, including from other financial institutions, the capital markets and deposits, directly impacts our costs in operating our business and growing our assets and therefore, can positively or negatively affect our financial results. A number of factors could make funding more difficult, more expensive or unavailable on any terms, including, but not limited to, further reductions in our debt ratings, financial results and losses, changes within our organization, specific events that adversely impact our reputation, disruptions in the capital markets, specific events that adversely impact the financial services industry, counterparty availability, changes affecting our assets, the corporate and regulatory structure, interest rate fluctuations, general economic conditions and the legal, regulatory, accounting and tax environments governing our funding transactions. Also, we compete for funding with other banks and similar companies, many of which are substantially larger, and have more capital and other resources than we do. In addition, as some of these competitors consolidate with other financial institutions, these advantages may increase. Competition from these institutions may increase the cost of funds.

~~We may be unable to receive dividends from our subsidiary banks, and we may be required to contribute capital to those banks, which could adversely affect our liquidity and cause us to raise capital on terms that are unfavorable to us.~~

~~Our primary source of liquidity is dividends from our subsidiary banks, which are governed by certain rules and regulations of various state and federal banking regulatory agencies. Dividends from our subsidiaries in 2009 were significantly lower than those received in previous years and we expect dividends from our subsidiaries to continue to be lower than previous years in 2010. This may be the result of those banks’ financial condition and/or regulatory limitations they may face. During 2009, we have been required to provide capital to certain subsidiaries and expect to continue to do so in 2010. There is an increasing possibility that additional Synovus subsidiary banks may be directed by their regulators to increase their capital levels as a result of weakened financial condition, which may require that we contribute additional capital to these banks at a time when Synovus is not receiving a meaningful amount of dividend payments from its banks to offset those capital infusions. See Note 13 of Notes to Consolidated Financial Statements on pages F-26 through F-27 of the Financial Appendix. This could require that Synovus maintain a consolidated capital position that is beyond what we presently anticipate and in excess of the levels of capital used in the assumptions underlying our internal capital analysis. Further, as a holding company with obligations and expenses separate from our bank subsidiaries, and because many of our banks will be unable to make dividend payments to us, we must maintain a level of liquidity at our holding company that is sufficient to address those obligations and expenses. The maintenance of adequate liquidity at our holding company could limit our ability to make further capital investments in our bank subsidiaries, and which could adversely impact us. Even if we are successful in implementing the Charter Consolidation, we may not receive dividends from the resulting bank(s) in 2010 and may be required to provide additional capital to the resulting bank(s).~~

~~In addition, current market conditions and required dividend payments on the Series A Preferred Stock likely will continue to put additional pressure on our liquidity position. If these trends continue, we may be forced to raise additional capital. Given the weakened economy, current market conditions and our recent financial performance and related credit rating downgrades, we may be unable to obtain new borrowings or issue equity on favorable terms, if at all. In addition, the terms of a potential equity offering would result in dilution to our existing shareholders. Also, we may be unable to raise the amount of capital that we desire due to the limited number of shares of our common stock that currently remain authorized and available for issuances under our organizational documents.~~

~~Our access to funds from our subsidiaries may become limited, thereby restricting our ability to make payments on our obligations or dividend payments on our capital stock.~~

~~Synovus is a separate and distinct legal entity from our banking and nonbanking subsidiaries. We therefore depend on dividends, distributions and other payments from our banking and nonbanking subsidiaries to fund dividend payments on our common stock and to fund all~~

~~payments on our other obligations, including debt obligations. Our banking subsidiaries and certain other of our subsidiaries are subject to laws that authorize regulatory bodies to block or reduce the flow of funds from those subsidiaries to us, and certain of our subsidiaries also are, or may become, subject to regulatory orders that would further limit their ability to pay dividends to us. See “—We are presently subject to, and in the future may become subject to additional, supervisory actions and/or enhanced regulation that could have a material adverse effect on our business, operations, flexibility, financial condition, and the value of our common stock.” Regulations on bank and financial holding companies may also restrict our ability to pay dividends on our capital stock. Regulatory action of that kind could impede access to funds we need to make payments on our obligations or dividend payments.~~

~~We may be unable to pay dividends on our common stock.~~

~~Although we have historically paid a quarterly cash dividend to the holders of our common stock, holders of our common stock are not legally entitled to receive dividends. The reduction or elimination of dividends paid on our common stock could adversely affect the market price of our common stock. In addition, the Federal Reserve could decide at any time that paying any common stock dividends could be an unsafe or unsound banking practice. Any of these decisions could adversely affect the market price of our common stock. For a discussion of current regulatory limits on our ability to pay dividends above $0.01 per common share, see “Part I — Item 1 — Business — Supervision, Regulation and Other Factors — Dividends” and “— Risk Factors — We are presently subject to, and in the future may become subject to additional, supervisory actions and/or enhanced regulation that could have a material negative effect on our business, operating flexibility, financial condition and the value of our common stock” in this Report and the “Dividends” section under “Management’s Discussion and Analysis of Financial Condition” on pages F-108 through F-109 of the Financial Appendix.~~

~~As a financial services company, adverse changes in general business or economic conditions could have a material adverse effect on our financial condition and results of operations.~~

~~Sustained weakness in business and economic conditions generally or specifically in the principal markets in which we do business could have one or more of the following adverse impacts on our business:~~

•	~~a decrease in the demand for loans and other products and services offered by us;~~

•	~~a decrease in the fair value of non-performing assets or other assets secured by consumer or commercial real estate;~~

•	~~an increase or decrease in the usage of unfunded commitments; or~~

•	~~an increase in the number of clients and counterparties who become delinquent, file for protection under bankruptcy laws or default on their loans or other obligations to us.~~

~~Any such increase in the number of delinquencies, bankruptcies or defaults could result in a higher level of non-performing assets, net charge-offs, provision for loan losses, and valuation adjustments on loans.~~

Future losses will result in an additional valuation allowance to our deferred tax assets and could impair our ability to recover our deferred tax asset during 2010.

During the quarter ended June 30, 2009, Synovus reached a three-year pre-tax loss position. See Note 23 of Notes to Consolidated Financial Statements ~~on page F-51 through F-54 of the Financial Appendix~~in our 2009 10-K. Under GAAP, a cumulative loss position is considered significant negative evidence which ~~made~~makes it very difficult for the company to rely on future earnings as a reliable source of future taxable income to realize deferred tax assets. Synovus incurred additional pre-tax losses in the quarters ended September 30, 2009 and December 31, 2009. Accordingly, Synovus was required to increase the valuation allowance against its deferred tax assets by approximately $173 million, $155 million and $110 million during the quarters ended June 30, 2009, September 30, 2009 and December 31, 2009, which adversely impacted Synovus’ results of operations for these periods.

Under GAAP, once a company that has recorded a valuation allowance against a deferred tax asset returns to profitability, it is possible to reduce or reverse the valuation allowance with a corresponding tax benefit recognized through current earnings. However, reductions in the valuation allowance are subject to considerable judgment and uncertainty. While Synovus expects to reverse the majority of the valuation allowance once it has demonstrated a consistent return to profitability, realizing additional operating losses will increase the valuation allowance. ~~The internal capital analysis used by Synovus management assumes that Synovus will be able to recover the majority of the recorded valuation allowance in 2010. There can be not~~There can be no assurance that Synovus will be able to fully reverse the valuation allowance against its deferred tax assets during 2010, which may negatively impact Synovus’ capital ratios and require Synovus to raise additional capital.

Issuances or sales of common stock or other equity securities could result in an “ownership change” as defined for U.S. federal income tax purposes. In the event an “ownership change” were to occur, our ability to fully utilize a significant portion of our U.S. federal and state tax net operating losses ~~could be impaired, and we could lose~~and certain built-in losses that have not been recognized for tax purposes could be impaired as a result of the operation of Section 382 of the Internal Revenue Code of 1986, as amended.

Our ability to use certain realized net operating losses and unrealized built-in losses to offset future taxable income may be significantly limited if we experience an “ownership change” as defined by Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). An ownership change under Section 382 generally occurs when a change in the aggregate percentage ownership of the stock of the corporation held by “five percent shareholders” increases by more than fifty percentage points over a rolling three year period ~~ending on the transaction date~~. A corporation experiencing an ownership change generally is subject to an annual limitation on its utilization of pre-change losses and certain post-change recognized built-in losses equal to the value of the stock of the corporation immediately before the “ownership change,” multiplied by the long-term tax-exempt rate (subject to certain adjustments). The annual limitation is increased each year to the extent that there is an unused limitation in a prior year. Since U.S. federal net operating losses generally may be carried forward for up to 20 years, the annual limitation also effectively provides a cap on the cumulative amount of pre-change losses and certain post-change recognized built-in losses that may be utilized. Pre-change losses and certain post-change recognized built in losses in excess of the cap are effectively unable to be used to reduce future taxable income. In some circumstances, issuances or sales of our stock (including any common stock or other equity issuances or debt-for-equity exchanges and certain transactions involving our stock that are outside of our control) could result in an “ownership change” under Section 382.

~~While Synovus may, under certain circumstances, be able to utilize certain tax strategies (including a “tax preservation” rights plan) to protect against an “ownership change”, if~~In April 2010, we adopted a shareholder rights plan, which provides an economic disincentive for any one person or group acting in concert to become an owner, for relevant tax purposes, of 5% or more of our stock. While adoption of the rights plan should reduce the likelihood that future transactions in our stock will result in an ownership change, there can be no assurance that the Rights Plan will be effective to deter a stockholder from increasing its ownership interests beyond the limits set by the Rights Plan or that an ownership change will not occur in the future. Furthermore, our ability to enter into future transactions may be impaired if such transactions result in an unanticipated “ownership change” under Section 382. If an “ownership change” under Section 382 were to occur, the value of our net operating losses and a portion of the net unrealized built-in losses will be impaired. Because a valuation allowance currently exists for substantially the full amount of our deferred tax assets, no additional charge to earnings would result. However, an “ownership change”, as defined above, could adversely impact our ability to ~~recognize Tier 1 capital from the potential future release of our valuation allowance.~~recover the deferred tax asset in the future.

~~We face intense competition from other financial service providers.~~

~~We operate in a highly competitive environment in respect of the products and services we offer and the markets in which we serve. The competition among financial services providers to attract and retain customers is intense. Customer loyalty can be easily influenced by a competitor’s new products, especially offerings that could provide cost savings or additional interest income to the customer. Some of our competitors may be better able to provide a wider range of products and services over a greater geographic area. Moreover, this highly competitive industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Banks, securities firms and insurance companies can merge by creating a “financial holding company,” which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. Also, a number of foreign banks have acquired financial services companies in the U.S., further increasing competition in the U.S. market. In addition, technology has lowered barriers to entry and made it possible for nonbanks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Many of our competitors have fewer regulatory constraints and some have lower cost structures. We expect the consolidation of the banking and financial services industry to result in larger, better-capitalized companies offering a wide array of financial services and products.~~

~~Our financial condition and outlook may be adversely affected by damage to our reputation.~~

~~Our financial condition and outlook is highly dependent upon perceptions of our business practices and reputation. Our ability to attract and retain customers and employees could be adversely affected to the extent our reputation is damaged. Negative public opinion could result~~

~~from our actual or alleged conduct in any number of activities, including lending practices, corporate governance, regulatory compliance, mergers and acquisitions, disclosure, existing litigation, sharing or inadequate protection of customer information and from actions taken by government regulators and community organizations in response to that conduct. Damage to our reputation could give rise to legal risks, which, in turn, could increase the size and number of litigation claims and damages asserted or subject us to enforcement actions, fines and penalties and cause us to incur related costs and expenses.~~

~~Maintaining or increasing market share depends on the timely development of and acceptance of new products and services and perceived overall value of these products and services by users.~~

~~Our success depends, in part, on our ability to adapt our products and services to evolving industry standards. We provide these products and services to our consumer and corporate customers through a decentralized network of banks and other of our businesses that operate autonomously within their respective communities. While our operating model provides us with a competitive advantage in maintaining a community focus and in providing customer service, our model is, in many respects, less efficient to operate. Moreover, there is increasing pressure to provide products and services at lower prices, which is difficult to do across a network like ours. This can reduce our overall net interest margin and revenues from our fee-based products and services. In addition, our success depends, in part, on our ability to generate significant levels of new business in our existing markets and in identifying and penetrating new markets. Further, the widespread adoption of new technologies, including internet services, could require us to make substantial expenditures to modify or adapt our existing products and services. We may not be successful in introducing new products and services, achieving market acceptance of products and services or developing and maintaining loyal customers and/or breaking into targeted markets.~~

~~The trade, monetary and fiscal policies and laws of the federal government and its agencies, including interest rate policies of the Federal Reserve Board, significantly affect our earnings.~~

~~The Federal Reserve Board regulates the supply of money and credit in the U.S. Its policies determine in large part our cost of funds for lending and investing and the return we earn on those loans and investments, both of which affect our net interest margin. They can also materially affect the value of financial instruments we hold, such as debt securities. For example, decreases in interest rates could reduce our net interest income or cause additional pressure on net interest income in future periods. Alternatively, higher interest rates could cause our funding costs to increase more than our asset yields. Changes in Federal Reserve Board policies and laws are beyond our control and hard to predict. Its policies also can affect our borrowers, potentially increasing the risk that they may fail to repay their loans.~~

~~We are heavily regulated by federal and state agencies; changes in laws and regulations or failures to comply with such laws and regulations may adversely affect our operations and our financial results.~~

~~Synovus and our subsidiary banks, and many of our nonbank subsidiaries, are heavily regulated at the federal and state levels. This regulation is designed primarily to protect depositors, federal deposit insurance funds and the banking system as a whole, but not shareholders. Congress~~

~~and state legislatures and federal and state regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including interpretation and implementation of statutes, regulations or policies, including currently proposed regulation in both the U.S. Senate and the House of Representatives, could affect us in substantial and unpredictable ways, including limiting the types of financial services and products we may offer and/or increasing the ability of nonbanks to offer competing financial services and products. Additionally, proposed legislation affecting the regulation of banking institutions may be enacted during 2010 and beyond, but the specific terms of such legislation are difficult to foresee. While we cannot predict the regulatory changes that may be borne out of the current financial and economic environment, and we cannot predict whether we will become subject to increased regulatory scrutiny by any of these regulatory agencies, any regulatory changes or scrutiny could be expensive for us to address and/or could result in our changing the way that we do business due to increased regulatory compliance burdens.~~

~~Furthermore, various federal and state bodies regulate and supervise our nonbank subsidiaries, including our brokerage, investment advisory, insurance agency and processing operations. These include, but are not limited to, the SEC, FINRA, federal and state banking regulators and various state regulators of insurance and brokerage activities. Federal and state regulators have the ability to impose substantial sanctions, restrictions and requirements on our banking and nonbanking subsidiaries if they determine, upon examination or otherwise, violations of laws with which Synovus or its subsidiaries must comply, or weaknesses or failures with respect to general standards of safety and soundness. Such enforcement may be formal or informal and can include directors’ resolutions, memoranda of understanding, consent orders, civil money penalties, termination of deposit insurance and bank closures. Enforcement actions may be taken regardless of the capital level of the institution. In particular, institutions that are not sufficiently capitalized in accordance with regulatory standards may also face capital directives or prompt corrective action. Enforcement actions may require certain corrective steps, impose limits on activities, prescribe lending parameters and require additional capital to be raised, any of which could adversely affect our financial condition and results of operations. The imposition of regulatory sanctions, including monetary penalties, may have a material impact on our financial condition and results of operations, and damage to our reputation, and loss of our financial services holding company status. In addition, compliance with any such action could distract management’s attention from our operations, cause us to incur significant expenses, restrict us from engaging in potentially profitable activities, and limit our ability to raise capital.~~

We presently are subject to, and in the future may become subject to, additional supervisory actions and/or enhanced regulation that could have a material negative effect on our business, operating flexibility, financial condition and the value of our common stock.

Under federal and state laws and regulations pertaining to the safety and soundness of insured depository institutions, ~~various~~ state banking regulators ~~(for state chartered banks)~~, the Federal Reserve ~~(for bank holding companies)~~, the Office of the Comptroller of the Currency ~~(for national banks)~~ and separately the FDIC as the insurer of bank deposits, have the authority to compel or restrict certain actions on our part if they determine that we have insufficient capital or are otherwise operating in a manner that may be deemed to be inconsistent with safe and sound banking practices. Under this authority, our bank regulators can require us to enter into informal or formal ~~enforcement orders~~supervisory agreements, including board resolutions, memoranda of understanding, written agreements and consent or cease and desist orders, pursuant to which we ~~would~~could be required to take identified corrective actions to address cited concerns ~~and~~, or to refrain from taking certain actions.

As a result of losses that we have incurred to date and our high level of ~~classified~~non-performing assets, we entered into a memorandum of understanding with the Federal Reserve Bank of Atlanta and the Banking Commissioner of the State of Georgia, or the “Georgia Commissioner,” pursuant to which we agreed to implement plans that are intended to, among other things, minimize credit losses and reduce the amount of our non-performing ~~loans~~assets, limit and manage our concentrations in commercial loans, improve our credit risk management and related policies and procedures, address liquidity management and current and future capital requirements, strengthen enterprise risk management practices, and provide for succession planning for key corporate and regional management positions and our board of directors. The memorandum of understanding also requires that we inform and consult with the Federal Reserve Board prior to declaring and paying any future dividends, and obtain the prior approval of the Federal Reserve Bank of Atlanta and the Georgia Commissioner prior to increasing the quarterly cash dividend on our common stock above $0.01 per share.

~~In addition, many of our subsidiary banks presently are subject to memoranda of understanding and/or similar supervisory actions with the FDIC and/or their applicable state bank regulatory authorities and/or resolutions adopted by those banks’ boards of directors at the direction of their appropriate bank regulator. These supervisory actions are similar in substance and scope to the~~

In addition, Synovus Bank is presently subject to a memorandum of understanding ~~described above. See Note 13 of Notes to Consolidated Financial Statements on pages F-26 through F-27 of the Financial Appendix. In the future, all of our subsidiary banks may become subject to similar and/or heightened supervisory actions and enhanced regulation. Even if we are successful in implementing the Charter Consolidation, the resulting bank(s) may be required to comply with all memoranda of understanding and similar supervisory actions our subsidiary banks are currently subject to or may become subject to.~~ with the Georgia Commissioner and the FDIC that is substantially similar in substance and scope to the holding company memorandum of understanding described above. The bank memorandum of understanding also requires that Synovus Bank obtain approval from the Georgia Commissioner and the FDIC prior to paying any cash dividends to Synovus and the provides that, as a result of our charter consolidation, we will take all necessary steps to avoid customer confusion as a result of our proposed use of trade names at our various bank branches and to update our long-term strategic plan to reflect the charter consolidation and the various actions we have otherwise agreed to implement under the memorandum of understanding. Synovus Bank is presently also subject to a memorandum of understanding with the Georgia Commissioner and the FDIC relating to its subsidiary, Synovus Mortgage Corp. (“SMC”). In the SMC memorandum of understanding, Synovus Bank has agreed to implement plans that are intended to, among other things, strengthen its oversight of SMC and SMC’s compliance program relating to compliance and fair lending laws, rules and regulations.

If we are unable to comply with the terms of our current ~~regulatory orders~~supervisory ~~actions~~agreements, or if we are unable to comply with the terms of any future regulatory actions, supervisory agreements, or orders to which we may become subject, then we could become subject to additional, heightened supervisory actions and orders, possibly including consent orders, prompt corrective action restrictions and/or other regulatory ~~enforcement~~ actions, including prohibitions on the payment of dividends on our common stock ~~dividends~~and Series A Preferred Stock. If our regulators were to take such additional supervisory actions, then we could, among other things, become subject to significant restrictions on our ability to develop any new business, as well as restrictions on our existing business, and we could be required to raise additional capital, dispose of certain assets and liabilities within a prescribed period of time, or both. The terms of any such supervisory action could have a material negative effect on our business, operating flexibility, financial condition and the value of our common stock. See “Item 1—Business-Supervision, Regulation and Other Factors” in this Report.

~~See “Item 1 — Business-Supervision, Regulation and Other Factors” on pages 8 through 18 of this Report.~~

Recent legislative and regulatory initiatives applicable to TARP recipients could adversely impact our ability to attract and retain key employees and pursue business opportunities and put us at a competitive disadvantage vis-à-vis our competitors.

Until we repay the TARP funds, we are subject to additional regulatory scrutiny and restrictions regarding the compensation of certain executives and associates as established under TARP guidelines. The increased scrutiny and restrictions related to our compensation practices may adversely impact our ability to recruit, retain and motivate key employees, which in turn may impact our ability to pursue business opportunities and could otherwise materially adversely affect our businesses and results of operations. These restrictions may put us at a competitive disadvantage vis-à-vis our competitors that have repaid all TARP funds or did not receive TARP funds and may prove costly for us to comply with. See “Item 1—Business—“Actions by Federal and State Regulators” and “—Supervision, Regulation and Other Factors” in this Report.

~~See “Item 1 — Business-Supervision, Regulation and Other Factors” on pages 8 through 18 of this Report.~~

As a result of our participation in the Capital Purchase Program and the Temporary Liquidity Guarantee Program, we may become subject to additional regulation, and we cannot predict the cost or effects of compliance at this time.

In connection with our participation in the Capital Purchase Program administered under the TARP, we may face additional regulations and/or reporting requirements, including, but not limited to, the following:

•

Section 5.3 of the standardized Securities Purchase Agreement that we entered into with the Treasury provides, in part, that the Treasury “may unilaterally amend any provision of this Agreement to the extent required to comply with any changes after the Signing Date in applicable federal statutes.” This provision could give Congress the ability to impose “after-the-fact” terms and conditions on participants in the Capital Purchase Program. As a participant in the Capital Purchase Program, we would be subject to any such retroactive legislation. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

•

Participation in the Capital Purchase Program will limit our ability to repurchase our common stock or to increase the dividend on our common stock above $0.06 per share, or to repurchase, our common stock without the consent of the Treasury until the earlier of December 19, 2011 or until the Series A Preferred Stock has been redeemed in whole, or until the Treasury has transferred all of the Series A Preferred Stock to a third party.

•	The FDIC has requested that all state-chartered banks monitor and report how they have spent funds received from the Treasury in connection with TARP funds.

•	Our continued participation in the Transaction Account Guarantee portion of the Temporary Liquidity Guarantee Program will require the payment of additional insurance premiums to the FDIC.

As a result, we may face increased regulation, and compliance with such regulation may increase our costs and limit our ability to pursue certain business opportunities. We cannot predict the effect that participating in these programs may have on our business, financial condition, or results of operations in the future or what additional regulations and/or requirements we may become subject to as a result of our participation in these programs.

Regulation of the financial services industry is undergoing major changes, and future legislation could increase our cost of doing business or harm our competitive position.

In 2009, many emergency government programs enacted in 2008 in response to the financial crisis and the recession slowed or wound down, and global regulatory and legislative focus has generally moved to a second phase of broader reform and a restructuring of financial institution regulation. Legislators and regulators in the United States are currently considering a wide range of proposals that, if enacted, could result in major changes to the way banking operations are regulated. Some of these major changes may take effect as early as 2010, and could materially impact the profitability of our business, the value of assets we hold or the collateral available for our loans, require changes to business practices or force us to discontinue businesses and expose us to additional costs, taxes, liabilities, enforcement actions and reputational risk.

Certain reform proposals under consideration could result in Synovus becoming subject to stricter capital requirements and leverage limits, and could also affect the scope, coverage, or calculation of capital, all of which could require us to reduce business levels or to raise capital, including in ways that may adversely impact our shareholders or creditors. In addition, we anticipate the enactment of certain reform proposals under consideration that would introduce stricter substantive standards, oversight and enforcement of rules governing consumer financial products and services, with particular emphasis on retail extensions of credit and other consumer-directed financial products or services. We cannot predict whether new legislation will be enacted and, if enacted, the effect that it, or any regulations, would have on our business, financial condition, or results of operations.

We may be required to pay significantly higher FDIC premiums in the future.

The FDIC has recently been considering different methodologies by which it may increase premium amounts, because the costs associated with bank resolutions or failures have substantially depleted the Deposit Insurance Fund. In November 2009, the FDIC voted to require insured depository institutions to prepay slightly over three years of estimated insurance assessments. Additionally, the FDIC has proposed using executive compensation as a factor in assessing the premiums paid by insured depository institutions to the Deposit Insurance Fund.

~~We rely on our systems and employees, and any failures or departures could materially adversely affect our operations.~~

~~We are exposed to many types of operational risk, including the risk of fraud by employees and outsiders, clerical and record-keeping errors, and computer/telecommunications systems malfunctions. Our businesses are dependent on our ability to process a large number of increasingly complex transactions. If any of our financial, accounting, or other data processing systems fail or have other significant shortcomings, we could be materially adversely affected. We are similarly dependent on our employees. We could be materially adversely affected if one of our employees departs or causes a significant operational break-down or failure, either as a result of human error or where an individual purposefully sabotages or fraudulently manipulates our operations or systems. Third parties with which we do business also could be sources of operational risk to us, including relating to break-downs or failures of such parties’ own systems or employees. Any of these occurrences could result in a diminished ability of us to operate one or more of our businesses, potential liability to clients, reputational damage and regulatory intervention, which could materially adversely affect us.~~

~~We may also be subject to disruptions of our operating systems arising from events that are wholly or partially beyond our control, which may include, for example, computer viruses or electrical or telecommunications outages or natural disasters. Such disruptions may give rise to losses in service to customers and loss or liability to us. In addition, there is a risk that our business continuity and data security systems prove to be inadequate. Any such failure could affect our operations and could materially adversely affect our results of operations by requiring us to expend significant resources to correct the defect, as well as by exposing us to litigation or losses not covered by insurance.~~

~~We must respond to rapid technological changes, and these changes may be more difficult or expensive than anticipated.~~

~~If competitors introduce new products and services embodying new technologies, or if new industry standards and practices emerge, our existing product and service offerings, technology and systems may become obsolete. Further, if we fail to adopt or develop new technologies or to adapt our products and services to emerging industry standards, we may lose current and future customers, which could have a material adverse effect on our business, financial condition and results of operations. The financial services industry is changing rapidly and in order to remain competitive, we must continue to enhance and improve the functionality and features of our products, services and technologies. These changes may be more difficult or expensive than we anticipate.~~

~~Fluctuations in our expenses and other costs could adversely affect our financial results.~~

~~Our personnel, occupancy and other operating expenses directly affect our earnings results. In light of the extremely competitive environment in which we operate, and because the size and scale of many of our competitors provides them with increased operational efficiencies, it is important that we are able to successfully manage such expenses. We are aggressively managing our expenses in the current economic environment, but as our business develops, changes or expands, additional expenses can arise. Other factors that can affect the amount of our expenses include legal and administrative cases and proceedings, which can be expensive to pursue or defend. In addition, changes in accounting policies can significantly affect how we calculate expenses and earnings.~~

~~Increases in the costs of services and products provided to us by third parties could adversely affect our financial results.~~

~~The costs of services and products provided to us by third parties could increase in the future, whether as a result of our financial condition, credit ratings, the way we are perceived by such parties, the economy or otherwise. Such increases could have an adverse affect on our financial results.~~

~~Changes in accounting policies and practices, as may be adopted by the regulatory agencies, the Financial Accounting Standards Board, or other authoritative bodies, could materially impact our financial statements.~~

~~Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. From time to time, the regulatory agencies, the Financial Accounting Standards Board, and other authoritative bodies change the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations.~~

The costs and effects of litigation, investigations or similar matters, or adverse facts and developments related thereto, could materially affect our business, operating results and financial condition.

We may be involved from time to time in a variety of litigation, investigations, inquiries or similar matters arising out of our business. Our insurance may not cover all claims that may be asserted against it and indemnification rights to which we are entitled may not be honored, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Should the ultimate judgments or settlements in any litigation or investigation significantly exceed our insurance coverage, they could have a material adverse effect on our business, financial condition and results of operations. In addition, premiums for insurance covering the financial and banking sectors are rising. We may not be able to obtain appropriate types or levels of insurance in the future, nor may we be able to obtain adequate replacement policies with acceptable terms or at historic rates, if at all. We have exposure to many different industries and counterparties, and we routinely execute transactions with a variety of counterparties in the financial services industry. As a result, defaults by, or even rumors or concerns about, one or more financial institutions with which we do business, or the financial services industry generally, have led to market-wide liquidity problems in the past and could do so in the future and could lead to losses or defaults by us or by other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral we hold cannot be sold at prices that are sufficient for us to recover the full amount of our exposure. Any such losses could materially and adversely affect our financial condition and results of operations.

We are named in a purported federal securities class action lawsuit and several related suits and inquiries, and if we are unable to resolve these matters favorably, then our business, operating results and financial condition would suffer.

On July 7, 2009, the City of Pompano Beach General Employees’ Retirement System filed suit in the United States District Court, Northern District of Georgia (the “Securities Class Action”) against us and certain current and former executive officers alleging, among other things, that we and the named defendants misrepresented or failed to disclose material facts, including purported exposure to our Sea Island lending relationship and the impact of real estate values as a threat to our credit, capital position, and business, and failed to adequately and timely record losses for impaired loans. The plaintiffs in the suit claim that the alleged misrepresentations or omissions artificially inflated our stock price in violation of the federal securities laws and seek damages in an unspecified amount.

On November 4, 2009, a shareholder filed a putative derivative action purportedly on behalf of Synovus in the United States District Court, Northern District of Georgia (the “Federal Shareholder Derivative Lawsuit”), against certain current and/or former directors and executive officers of the Company. The Federal Shareholder Derivative Lawsuit asserts that the individual defendants violated their fiduciary duties based upon substantially the same facts as alleged in the Securities Class Action described above. The plaintiff is seeking to recover damages in an unspecified amount and equitable and/or injunctive relief.

On December 21, 2009, a shareholder filed a putative derivative action purportedly on behalf of Synovus in the Superior Court of Fulton County, Georgia (the “State Shareholder Derivative Lawsuit”), against certain current and/or former directors and executive officers of the Company. The State Shareholder Derivative Lawsuit asserts that the individual defendants violated their fiduciary duties based upon substantially the same facts as alleged in the Federal Shareholder Derivative Lawsuit described above. The plaintiff is seeking to recover damages in an unspecified amount and equitable and/or injunctive relief. Synovus received a letter from the SEC, Atlanta regional office, dated December 15, 2009, informing Synovus that it is conducting an informal inquiry “to determine whether any person or entity has violated the federal securities laws.” The SEC has not asserted that Synovus or any person or entity has committed any securities violations. The Company intends to cooperate fully with the SEC’s informal inquiry.

We cannot at this time predict the outcome of these matters or reasonably determine the probability of a material adverse result or reasonably estimate range of potential exposure, if any, that these matters might have on us, our business, our financial condition or our results of operations, although such effects could be materially adverse. In addition, in the future, we may need to record litigation reserves with respect to these matters. Further, regardless of how these matters proceed, it could divert our management’s attention and other resources away from our business.

~~Our stock price has been and is likely to be volatile and the value of your investment may decline.~~

~~The trading price of our common stock has been and is likely to be highly volatile and subject to wide fluctuations in price. The stock market in general, and the market for commercial banks and other financial services companies in particular, has experienced significant price and volume fluctuations that sometimes have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. Furthermore, the value of your investment may decline.~~

~~Our articles of incorporation, as well as certain banking laws and regulations, may have an anti-takeover effect.~~

~~Provisions of our articles of incorporation and certain banking laws and regulations, including regulatory approval requirements, could make it more difficult for a third party to acquire us, even if doing so would be perceived to be beneficial to our shareholders. The combination of these provisions may inhibit a non-negotiated merger or other business combination, which, in turn, could adversely affect the market price of our common stock.~~

~~The failure of other financial institutions could adversely affect us.~~

~~Our ability to engage in routine transactions, including, for example, funding transactions, could be adversely affected by the actions and potential failures of other financial institutions. Financial institutions are interrelated as a result of trading, clearing, counterparty and other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with a variety of counterparties in the financial services industry. As a result, defaults by, or even rumors or concerns about, one or more financial institutions with which we do business, or the financial services industry generally, have led to market-wide liquidity problems in the past and could do so in the future and could lead to losses or defaults by us or by other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral we hold cannot be sold at prices that are sufficient for us to recover the full amount of our exposure. Any such losses could materially and adversely affect our financial condition and results of operations.~~

~~We have a limited number of authorized shares of our common stock available for future issuance.~~

~~Under our articles of incorporation, as amended, we have 600 million shares of common stock, par value $1.00 per share, authorized for issuance. As of December 31, 2009, we had approximately 490 million shares of common stock issued and outstanding, net of treasury shares, and had reserved approximately 43.6 million shares for future issuance. Accordingly, as of December 31, 2009, we had approximately 66.4 million shares of common stock available for future issuance. The approximately 43.6 million shares reserved for issuance include the reservation of the maximum amount of shares that can be issued upon the exercise of the warrant~~

~~issued to the U.S. Treasury (approximately 15.5 million shares). An insufficient number of authorized shares of common stock available for future issuance could adversely affect our ability to pursue a number of capital management strategies and alternatives, including raising additional Tier 1 capital to bolster our capital position. Under Georgia law, shareholder approval is required in order to amend our articles of incorporation to increase the number of authorized shares of common stock. We anticipate including such a proposal for consideration at our 2010 annual meeting of shareholders; however, we cannot provide any assurances that our shareholders will approve any such proposal.~~